Exhibit 99.2

Keryx Biopharmaceuticals, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Keryx Biopharmaceuticals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Keryx Biopharmaceuticals, Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2018, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company's auditor since 2009.

New York, New York
February 21, 2018

Keryx Biopharmaceuticals, Inc.

Consolidated Balance Sheets as of December 31,

(in thousands, except share and per share amounts)

	2017	2016
Assets
Current assets:
Cash and cash equivalents	$93,526	$111,810
Inventory	28,695	12,681
Accounts receivable, net	8,146	5,236
Other current assets	11,199	3,170
Total current assets	141,566	132,897
Property, plant and equipment, net	4,521	4,211
Goodwill	3,208	3,208
Other assets, net	9,577	1,111
Total assets	$158,872	$141,427
Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$45,031	$21,190
Deferred lease incentive, current portion	244	244
Other current liabilities	145	117
Total current liabilities	45,420	21,551
Convertible senior notes	125,000	125,000
Deferred lease incentive, net of current portion	1,018	1,262
Deferred tax liability	635	870
Other liabilities	894	1,040
Total liabilities	172,967	149,723
Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share (5,000,000 shares authorized, no shares issued and outstanding)	-	-
Common stock, $0.001 par value per share (230,000,000 and 180,000,000 shares authorized, 119,272,304 and 105,921,052 shares issued, 119,192,356 and 105,841,104 shares outstanding at December 31, 2017 and 2016, respectively)	119	106
Additional paid-in capital	984,681	827,053
Treasury stock, at cost, 79,948 shares at December 31, 2017 and 2016	(357)	(357)
Accumulated deficit	(998,538)	(835,098)
Total stockholders’ deficit	(14,095)	(8,296)
Total liabilities and stockholders’ deficit	$158,872	$141,427

The accompanying notes are an integral part of the consolidated financial statements.

Keryx Biopharmaceuticals, Inc.

Consolidated Statements of Operations for the Years Ended December 31,

(in thousands, except share and per share amounts)

	2017	2016	2015
Revenues:
Net U.S. Auryxia product sales	$55,514	$27,173	$10,141
License revenue	5,127	4,810	3,539
Total revenues	60,641	31,983	13,680
Costs and expenses:
Cost of goods sold	21,955	37,803	4,520
License expense	3,076	2,886	2,124
Research and development	37,679	29,504	36,694
Selling, general and administrative	99,622	84,553	81,410
Total costs and expenses	162,332	154,746	124,748
Operating loss	(101,691)	(122,763)	(111,068)
Other (expense) income:
Amortization of debt discount	(62,965)	(34,227)	(11,357)
Other (expense) income, net	981	(4,025)	(630)
Total other expense:	(61,984)	(38,252)	(11,987)
Loss before income taxes	(163,675)	(161,015)	(123,055)
Income tax (benefit) expense	(235)	80	90
Net loss	$(163,440)	$(161,095)	$(123,145)
Basic and diluted net loss per common share	$(1.43)	$(1.52)	$(1.19)
Weighted average shares used in computing basic and diluted net loss per common share	114,507,668	105,845,121	103,898,399

The accompanying notes are an integral part of the consolidated financial statements.

Keryx Biopharmaceuticals, Inc.

Consolidated Statements of Stockholders’ (Deficit) Equity

for the Years Ended December 31, 2017, 2016 and 2015

(in thousands, except share amounts)

	Common stock				Treasury stock
	Shares	Amount		Additional paid-in capital	Shares	Amount	Accumulated deficit	Total
Balance at January 1, 2015	92,758,789	$93		$624,606	79,948	$(357)	$(550,858)	$73,484
Issuance of common stock in public offering (net of offering costs of $8,216)	10,541,667	10		118,274	-	-	-	118,284
Issuance of restricted stock	1,247,250	1		-	-	-	-	1
Forfeiture of restricted stock	(330,102)	-	*	-	-	-	-	-	*
Surrender of common stock for tax withholding	(1,625)	-	*	(15)				(15)
Issuance of common stock in connection with the exercise of options	1,005,576	1		1,462	-	-	-	1,463
Stock-based compensation	-	-		16,862	-	-	-	16,862
Net loss	-	-		-	-	-	(123,145)	(123,145)
Balance at December 31, 2015	105,221,555	$105		$761,189	79,948	$(357)	$(674,003)	$86,934
Issuance of restricted stock	974,325	1		-	-	-	-	1
Forfeiture of restricted stock	(341,603)	-	*	-	-	-	-	-	*
Issuance of common stock in connection with the exercise of options	66,775	-		198				198
Reclassification of derivative liability to equity	-	-		51,404				51,404
Stock-based compensation	-	-		14,262	-	-	-	14,262
Net loss	-	-		-	-	-	(161,095)	(161,095)
Balance at December 31, 2016	105,921,052	$106		$827,053	79,948	$(357)	$(835,098)	$(8,296)
Issuance of restricted stock, net of tax withholdings	1,231,825	1		(303)	-	-	-	(302)
Forfeiture of restricted stock	(142,251)	-		-	-	-	-	-	*
Retirement of restricted stock	(59,071)	-		-	-	-	-	-
Issuance of common stock in connection with exercise of options	383,575	-	*	1,146	-	-	-	1,146
At-the-market issuance of common stock, net of $1,928 of issuance costs	11,937,174	12		75,607	-	-	-	75,619
Increase in value of conversion feature in connection with modification of convertible notes	-	-		5	-	-	-	5
Reclassification of derivative liability to equity	-	-		62,735	-	-	-	62,735
Stock-based compensation	-	-		18,438	-	-	-	18,438
Net loss	-	-		-	-	-	(163,440)	(163,440)
Balance at December 31, 2017	119,272,304	$119		$984,681	79,948	$(357)	$(998,538)	$(14,095)

* Amount less than one thousand dollars.

The accompanying notes are an integral part of the consolidated financial statements.

Keryx Biopharmaceuticals, Inc.

Consolidated Statements of Cash Flows for the Years Ended December 31,

(in thousands)

	2017	2016	2015
Cash flows from operating activities
Net loss	$(163,440)	$(161,095)	$(123,145)
Adjustments to reconcile loss to cash flows used in operating activities:
Stock-based compensation expense	18,272	13,989	16,500
Amortization of debt discount	62,965	34,227	11,357
Change in fair value of derivative liability	(225)	4,718	1,102
Depreciation and amortization	937	1,005	596
Loss on disposal of fixed assets	10	54	507
Write-down of inventory to net realizable value	3,467	27,968	-
Cash received from landlord	-	637	1,276
Amortization of deferred lease incentive	(244)	(244)	(163)
Deferred income taxes	(235)	80	90
Changes in operating assets and liabilities:
Other current assets	(8,029)	(340)	1,262
Accounts receivable, net	(2,910)	(1,580)	(2,822)
Accrued interest receivable	-	-	47
Inventory	(19,496)	(2,300)	(29,189)
Other current liabilities	28	(238)	-
Security deposits	-	-	(807)
Other assets	(8,466)	(11)	355
Accounts payable and accrued expenses	24,023	88	(8,478)
Deferred revenue	-	(3,526)	3,112
Other liabilities	(146)	(36)	943
Net cash used in operating activities	(93,489)	(86,604)	(127,457)
Cash flows from investing activities
Purchases of property, plant and equipment	(1,257)	(2,074)	(2,777)
Investment in held-to-maturity short-term securities	-	-	-
Proceeds from maturity of held-to-maturity short-term securities	-	-	11,508
Net cash (used in) provided by investing activities	(1,257)	(2,074)	8,731
Cash flows from financing activities
Proceeds from issuance of common stock, net of commission	75,720	-	118,284
Proceeds from issuance of convertible senior notes	-	-	125,000
Payments for common stock issuance costs	(102)	-	-
Proceeds from exercise of options	1,146	198	1,463
Payments for repurchase of common stock for employee tax withholding	(302)	-	(15)
Net cash provided by financing activities	76,462	198	244,732
Net (decrease) increase in cash and cash equivalents	(18,284)	(88,480)	126,006
Cash and cash equivalents at beginning of year	111,810	200,290	74,284
Cash and cash equivalents at end of year	$93,526	$111,810	$200,290
Non-cash investing and financing activities
Reclassification of derivative liability to equity	62,735	51,404	-
Increase of receivable from landlord and deferred lease incentive	-	-	637

The accompanying notes are an integral part of the consolidated financial statements.

Keryx Biopharmaceuticals, Inc.

Notes to the Consolidated Financial Statements

Unless the context requires otherwise, references in this report to “Keryx,” “Company,” “we,” “us” and “our” refer to Keryx Biopharmaceuticals, Inc. and our subsidiaries.

NOTE 1 - DESCRIPTION OF BUSINESS

OVERVIEW

We are a commercial stage biopharmaceutical company focused on bringing innovative medicines to people with kidney disease. Our long-term vision is to build a multi-product kidney care company. Our marketed product, Auryxia (ferric citrate) tablets, is an orally available, absorbable, iron-based medicine. Auryxia is approved by the U.S. Food and Drug Administration, or FDA, for two indications. Auryxia was originally approved in September 2014 for the control of serum phosphorus levels in patients with chronic kidney disease, or CKD, on dialysis. Additionally, in November 2017, the FDA approved Auryxia for the treatment of iron deficiency anemia in adults with CKD, not on dialysis. With two FDA-approved indications, we will leverage our U.S. clinical and commercial infrastructure to make Auryxia available to millions of people with CKD and either iron deficiency anemia or elevated levels of serum phosphorus, which is referred to as hyperphosphatemia. Ferric citrate is also approved in Japan under the trade name Riona and marketed by our Japanese partner, Japan Tobacco, Inc., or JT, and its subsidiary, Torii Pharmaceutical Co., Ltd., or Torii, and approved in Europe as Fexeric. We use the brand name Auryxia when we refer to ferric citrate for use in the approved indications in the United States. We refer to the product as ferric citrate when referring to its investigational use. Our vision of building a multi-product kidney care company includes expansion of our product portfolio with other medicines that can help patients with kidney disease.

OUR STRATEGY

Our business is focused on creating long-term stockholder value by bringing differentiated medicines to the market for the treatment of people with kidney disease that provide meaningful benefits to patients and their healthcare providers. The three pathways to our strategy are:

Maximize Auryxia's Potential

Auryxia is approved for two indications in the United States. We developed and subsequently launched Auryxia in the United States in late December 2014 following the FDA's approval of Auryxia for the control of serum phosphorus levels in adult patients with CKD on dialysis. In November 2017, the FDA approved Auryxia for the treatment of iron deficiency anemia in adult patients with CKD, not on dialysis. Auryxia is a non-calcium, non-chewable, orally-administered phosphate binder. Auryxia is the first FDA-approved oral iron medication that was specifically developed to treat iron deficiency anemia in CKD patients, not on dialysis. In the United States, there are approximately 450,000 adult patients with CKD requiring dialysis (referred to as End Stage Renal Disease, or ESRD), including approximately 350,000 adults currently taking a phosphate binder. We estimate that in the United States, approximately 1.7 million adults under the care of a nephrologist for CKD have iron deficiency anemia, not on dialysis, including approximately 650,000 adults currently being treated by nephrologists for iron deficiency anemia. Iron deficiency anemia is common in the non-dialysis population and the prevalence and severity increases as CKD advances. Iron deficiency anemia is symptomatic and can significantly impact quality of life. Auryxia is being marketed in the United States to nephrologists and renal care teams through our specialty salesforce and commercial infrastructure. Our field-based organization is aligned to 95 territories calling on target nephrologists and their associated dialysis centers. These target nephrologists treat CKD patients on dialysis and those not on dialysis. We believe strong fundamentals are in place to drive commercial adoption of Auryxia in the dialysis setting and maximize the potential of Auryxia as a treatment of iron deficiency anemia in adults with CKD, not on dialysis.

Expand Our Portfolio

We will evaluate opportunities to expand our product portfolio with other medicines that can help patients with kidney disease. Our business development activities include evaluating clinical-stage drug candidates, as well as commercially available medicines to in-license or acquire to add to our portfolio and provide us with new commercial opportunities. We will seek to add assets that leverage the infrastructure we have built to support our foundational medicine, Auryxia, including our clinical development and commercial teams. We believe these efforts have the potential to provide additional revenues to us in the future.

Manage Growth and Talent

We are committed to creating a culture of success and continue to engage a workforce of high-quality and talented people to support our potential growth.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECENTLY ISSUED ACCOUNTING STANDARDS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we do not believe that the impact of recently issued standards that are not yet effective will have a material impact on our financial position or results of operations upon adoption.

In May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), a comprehensive new standard which amends revenue recognition principles and provides a single set of criteria for revenue recognition among all industries. The new standard provides a five-step framework whereby revenue is recognized when promised goods or services are transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard also requires enhanced disclosures pertaining to revenue recognition in both interim and annual periods. The FASB issued several amendments to ASU No. 2014-09 which have the same effective date and transition date. These standards became effective for us on January 1, 2018 and will be adopted using the modified retrospective method. As of the date of this report, we have finalized our assessments over the impact that these new standards will have on our consolidated results of operations, financial position and disclosures, and have not identified any accounting changes that would materially impact the amount of reported revenues with respect to our product revenues. As of January 1, 2018, we expect to recognize an immaterial adjustment to retained earnings reflecting the cumulative impact for the accounting changes made upon adoption of these new standards.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. Under this standard, the measurement principle for inventory changed from lower of cost or market value to lower of cost and net realizable value. The standard defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is applicable to inventory that is accounted for under the first-in, first-out or average cost method and became effective for us on January 1, 2017. The adoption of this standard did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard requires that all lessees recognize the assets and liabilities that arise from leases on the balance sheet and disclose qualitative and quantitative information about its leasing arrangements. The new standard will be effective for us on January 1, 2019 and must be applied using a modified retrospective transition approach which requires application of the new guidance for all periods presented. The adoption of this standard is expected to have a material impact on our financial position as it will increase the amount of our assets and liabilities. We do not expect this standard to have a material impact on our consolidated statement of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This standard became effective for us on January 1, 2017. The adoptions of this standard did not have a material impact on our financial position, results of operations or statement of cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard became effective for us on January 1, 2018. This standard is not expected to have a material impact on our statement of cash flows upon adoption.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our financial statements and those of our wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, equity revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, judgments and assumptions. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances. These estimates are subject to an inherent degree of uncertainty, and as a result, actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

We consider liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents. At December 31, 2017, all of our cash and cash equivalents were held in commercial bank accounts.

INVENTORY

Inventory is stated at the lower of cost or estimated realizable value. We determine the cost of our inventory, which includes amounts related to materials, third-party contract manufacturing and packaging services, and manufacturing overhead, on a first-in, first-out basis. We capitalize inventory costs at our suppliers when, based on management’s judgment, the realization of future economic benefit is probable at each given supplier. We received FDA approval for Auryxia on September 5, 2014, and on that date began capitalizing inventory purchases of saleable product from certain suppliers. Prior to FDA approval, all saleable product purchased from such suppliers was included in research and development expense. For an approved product that requires additional regulatory approval for a new manufacturing process or at a new contract manufacturing site, we include costs of product purchases from such suppliers in research and development expense until such time that process or contract manufacturing site is approved.

ACCOUNTS RECEIVABLE, NET

We extend credit to our customers for product sales resulting in accounts receivable. Customer accounts are monitored for past due amounts. Past due accounts receivable determined to be uncollectible are written off against the allowance for doubtful accounts. Allowances for doubtful accounts, if necessary, are estimated based upon past due amounts, historical losses and existing economic factors, and are adjusted periodically. We offer cash discounts to certain of our customers, generally 2% of the sales price, as an incentive for prompt payment. The estimate of cash discounts is recorded at the time of sale. We account for the cash discounts by reducing revenue and accounts receivable by the amount of the discounts we expect our customers to take. The accounts receivable are reported in the consolidated balance sheets, net of the allowances for doubtful accounts, cash discounts and chargebacks. There was no allowance for doubtful accounts at December 31, 2017 and 2016.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets:

Estimated useful life (years)
Office furniture and equipment	3-7
Computers, software and related equipment	3

Leasehold improvements are depreciated over the shorter of their useful life or the remaining term of the lease exclusive of renewal options.

REVENUE RECOGNITION

Our commercial launch of Auryxia occurred in December 2014. We sell product to a limited number of major wholesalers, our Distributors, as well as certain pharmacies, or collectively, our Customers. Our Distributors resell the product to retail pharmacies for purposes of filling patient prescriptions. In accordance with current GAAP, our revenue recognition policy requires that: (i) there is persuasive evidence that an arrangement exists between us and the Customer, (ii) delivery has occurred, (iii) collectibility is reasonably assured, and (iv) the price is fixed or determinable. In the fourth quarter of 2016, we began to recognize revenue under the pull-through (ex-factory) method based on sales to our Customers as a result of our ability to reasonably estimate product returns.

Prior to the fourth quarter of 2016, we recognized revenue based on the resale of Auryxia for the purposes of filling patient prescriptions, and not based on initial sales from us to our Customers as we did not have sufficient history such that we could reliably estimate returns based on sales to our Customers. As a result, prior to the fourth quarter of 2016, we deferred Auryxia revenue recognition until the earlier of the product being resold for purposes of filling patient prescriptions and the expiration of the right of return (twelve months after the expiration date of the product). The deferred revenue was recorded net of discounts, rebates, and chargebacks.

We have written contracts with our Customers and delivery occurs when a Customer receives Auryxia. We evaluate the creditworthiness of each of our Customers to determine whether revenues can be recognized upon delivery, subject to satisfaction of the other requirements, or whether recognition is required to be deferred until receipt of payment. In order to conclude that the price is fixed or determinable, we must be able to (i) calculate our gross product sales from the sales to Customers and (ii) reasonably estimate our related sales allowances. We calculate gross product sales based on the wholesale acquisition cost that we charge our Customers for Auryxia. We estimate our net product sales by deducting reserve estimates from our gross product sales related to (a) trade allowances, such as invoice discounts for prompt payment and distributor fees, (b) government and private payor rebates, chargebacks and discounts, such as Medicaid reimbursements, (c) expected product returns and (d) costs of incentives offered to certain indirect customers, including patients.

Trade Allowances: We generally provide discounts on Auryxia sales to our Customers in the form of a discount for prompt payment of invoices or a discount directly off the invoice amount. The prompt-pay discount is generally given for payment made within 35 days. Based on our judgment and industry experience, we expect our Customers to earn these discounts. We deduct the full amount of these discounts from our gross product sales and accounts receivable at the time such revenues are recognized. We also pay fees to our Distributors for distribution services which are generally based on a contractual percentage of total purchases made by each Distributor during the period. These fees are also deducted from our gross product sales at the time such revenues are recognized.

Rebates and Chargebacks: We contract with various commercial and Medicare Part D private insurance providers, Medicaid and other government agencies, or collectively, our Third-party Payors, so that Auryxia will be eligible for partial or full reimbursement from such Third-party Payors. We estimate the rebates and chargebacks we will provide to Third-party Payors and deduct these estimated amounts from our gross product sales at the time the revenues are recognized. We estimate the rebates and chargebacks that we will provide to Third-Party Payors based upon (i) our contracts with these Third-Party Payors, (ii) the government-mandated discounts applicable to government-funded programs, and (iii) information obtained from our Customers and other third parties regarding the payor mix for Auryxia.

Product Returns: Consistent with industry practice, we generally offer our Customers a limited right to return our Auryxia based on the product’s expiration date. Our Customers have the right to return Auryxia during the 18-month period beginning six months prior to the labeled expiration date and ending twelve months after the labeled expiration date. Currently the expiration date for Auryxia is eighteen months after it has been converted into tablet form, which is the last step in the manufacturing process for Auryxia and generally occurs within a few months before Auryxia is delivered to Customers. We estimate product returns based on the historical return patterns and we track actual returns by individual manufacturing lots. We expect that Distributors and pharmacies will not stock significant inventory due to the cost of the product, the expense to store the product and the fact that the product is readily available for distribution. We record an estimate of returns at the time of sale. If necessary, our estimated rate of returns may be adjusted for actual return experience as it becomes available. As of December 31, 2017, we have experienced a relatively limited number of product returns; however, our returns experience may change over time. As we continue to gain more historical experience with actual returns, we may be required to make a future adjustment to our product returns estimate, which would result in a corresponding change to our net product sales in the period of adjustment and could be significant.

Other Incentives: Other incentives that we offer to indirect customers include co-pay assistance rebates provided by us to commercially insured patients who have coverage for Auryxia and who reside in states that permit co-pay assistance programs, and vouchers for a small supply of Auryxia at no patient cost. Our co-pay assistance program is intended to reduce each participating patient’s portion of the financial responsibility for Auryxia’s purchase price to a specified dollar amount. Based upon the terms of the program and data obtained from the third parties which administer the program, we estimate the co-pay assistance amounts and the percentage of patients that we expect to participate in the program in order to establish our accruals for co-pay assistance rebates. We deduct these estimated amounts from our gross product sales at the time the revenues are recognized.

Classification of product sales allowances and accruals

Allowances against receivable balances primarily relate to prompt-pay discounts, chargebacks and product returns and are recorded at the time of sale, resulting in a reduction in product sales revenue and the recording of product sales receivables net of allowances. Accruals related to Medicaid, Medicare Part D and other government and commercial rebates, as well as wholesaler fees, are recorded at the time of sale, resulting in a reduction in product sales and the recording of an increase in accrued expenses.

Our U.S. Auryxia product sales for the years ended December 31, 2017, 2016 and 2015 were offset by provisions for allowances and accruals as set forth in the tables below.

(in thousands)	2017	Percent of gross Auryxia product sales	2016	Percent of gross Auryxia product sales	2015	Percent of gross Auryxia product sales
Gross Auryxia product sales	$111,845		$44,557		$16,295
Less provision for product sales allowances and accruals
Trade allowances	13,093	12%	5,157	12%	1,897	12%
Rebates and chargebacks	40,482	36%	10,703	24%	2,418	15%
Product returns	1,362	1%	879	2%	-	-%
Other incentives (1)	1,394	1%	645	1%	1,839	11%
Total	56,331	50%	17,384	39%	6,154	38%
Net U.S. Auryxia product sales	$55,514		$27,173		$10,141

(1)	Includes co-pay assistance and voucher rebates.

We recognize license revenue in accordance with Accounting Standards Codification 605, Revenue Recognition. We analyze each element of our licensing agreement to determine the appropriate revenue recognition. The terms of the license agreement may include payment to us of non-refundable up-front license fees, milestone payments if specified objectives are achieved, and/or royalties on net product sales. We recognize revenue from upfront payments over the period of significant involvement under the related agreements unless the fee is in exchange for products delivered or services rendered that represent the culmination of a separate earnings process and no further performance obligation exists under the contract. We recognize milestone payments as revenue upon the achievement of specified milestones only if (1) the milestone payment is non-refundable, (2) substantive effort is involved in achieving the milestone, (3) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone, and (4) the milestone is at risk for both parties. If any of these conditions are not met, we defer the milestone payment and recognize it as revenue over the estimated period of performance under the contract.

For arrangements for which royalty revenue information becomes available and collectibility is reasonably assured, we recognize revenue during the applicable period earned. When collectibility is reasonably assured but a reasonable estimate of royalty revenue cannot be made, the royalty revenue is recognized in the quarter that the licensee provides the written report and related information to us.

The following table sets forth customers or partners who represented 10% or more of our total revenues for 2017, 2016 and 2015:

	December 31, 2017	December 31, 2016	December 31, 2015
Fresenius Medical Care Rx	29%	22%	15%
McKesson Corporation	19%	31%	23%
DaVita Rx	18%	10%	19%
Cardinal Health, Inc.	15%	11%	24%
AmerisourceBergen Drug Corporation	15%	23%	17%

COST OF GOODS SOLD

Cost of goods sold includes the cost of active pharmaceutical ingredient, or API, for Auryxia on which product sales were recognized during the period, as well as the associated costs for tableting, packaging, shipment, insurance and quality assurance, as well as any idle capacity charges we may incur at our contract manufacturers and write-offs of inventory that fails to meet specifications or is otherwise no longer suitable for commercial manufacture. Cost of goods sold also includes royalties due to the licensor of Auryxia related to the U.S. product sales recognized during the period, as well as a manufacturing fee related to API manufactured by us in the licensed territory through September 2017.

LICENSE EXPENSE

License expense include royalty and other expenses due to the licensor of Auryxia related to our sublicense agreement with JT and Torii. Royalty expenses are directly related to the net sales recognized by JT and Torii during the period and is recognized in the same period as the license revenue is recorded. Other expenses are recognized in the period they are incurred.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Inventory expenditures prior to regulatory approval of the product candidate or prior to regulatory approval of the contract manufacturing site, if required, are recorded as research and development expense as incurred. The capitalization of inventory for our product candidates commences when management determines that the realization of future economic benefit is probable. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered, or the related services are performed, subject to an assessment of recoverability. We make estimates of costs incurred in relation to external clinical research organizations, or CROs, and clinical site costs. We analyze the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of the amount expensed and the related prepaid asset and accrued liability. Significant judgments and estimates must be made and used in determining the accrued balance and expense in any accounting period. We review and accrue CRO expenses and clinical trial expenses based on work performed and rely upon estimates of those costs applicable to the stage of completion of a trial. Accrued CRO costs are subject to revisions as such trials progress to completion. Revisions are charged to expense in the period in which the facts that give rise to the revision become known. With respect to clinical site costs, the financial terms of these agreements are subject to negotiation and vary from contract to contract. Payments under these contracts may be uneven and depend on factors such as the achievement of certain events, the successful recruitment of patients, and the completion of portions of the clinical trial or similar conditions. The objective of our policy is to match the recording of expenses in our consolidated financial statements to the actual services received and efforts expended. As such, expenses related to clinical site costs are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical trial contract.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of our deferred tax assets will not be realized.

We, and our subsidiaries, file income tax returns in the United States federal jurisdiction and in various states. Our subsidiary, Keryx Biopharma UK Ltd., files annual returns and accounts in the United Kingdom. We have tax net operating loss carryforwards that are subject to examination for a number of years beyond the year in which they were generated for tax purposes. Since a portion of these net operating loss carryforwards may be utilized in the future, many of these net operating loss carryforwards will remain subject to examination.

We recognize interest and penalties related to uncertain income tax positions in income tax expense.

Our lack of earnings history and the uncertainty surrounding our ability to generate taxable income prior to the reversal or expiration of such deferred tax liability were the primary factors considered by management when recording the valuation allowance against our deferred tax assets.

We are not aware of any unrecorded tax liabilities which would materially impact our financial position or our results of operations.

STOCK-BASED COMPENSATION

We grant stock options and restricted stock awards to employees, directors and consultants. We estimate an expected forfeiture rate and only recognize expense for those equity awards that are expected to vest. Forfeitures are estimated based on historical experience at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes model has several inputs, including the volatility in the price of our stock, the risk-free interest rate, the expected term of the option, the closing market price of our stock on the grant date and the exercise price. We base our estimates of our stock price volatility on the historical volatility of our common stock; however, these estimates are neither predictive nor indicative of the future performance of our stock. For purposes of the fair value calculation, we assume that no dividends will be paid during the life of the stock options. The aggregate fair value of awards calculated using the Black-Scholes option pricing model is generally expensed on a straight‑line basis over the requisite service period. The estimates utilized in the Black-Scholes calculation involve inherent uncertainties and the application of management judgment.

The aggregate fair value of restricted stock granted to our employees and directors is determined based upon the quoted closing market price per share on the date of grant, adjusted for estimated forfeitures. This aggregate fair value is generally expensed on a straight‑line basis over the requisite service period.

The total stock-based compensation recorded in a given period is dependent upon the assumptions utilized. As a result, if other assumptions had been used, our recorded stock-based compensation expense could have been materially different from that reported. In addition, because some of the stock options issued to employees, consultants and other third-parties vest upon the achievement of certain performance conditions or milestones, the total expense is uncertain.

BASIC AND DILUTED NET LOSS PER COMMON SHARE

Basic net loss per share is computed by dividing the losses allocable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share does not reflect the effect of shares of common stock to be issued upon the exercise of stock options, as their inclusion would be anti-dilutive. The options outstanding as of December 31, 2017, 2016 and 2015, which are not included in the computation of net loss per share amounts, were 11,967,815, 8,677,998 and 5,411,557, respectively.

IMPAIRMENT

Long-lived assets are reviewed for an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, we make certain assumptions in determining the impairment amount. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized.

In 2006, ADI, our wholly-owned subsidiary, completed the acquisition of Accumin™, a novel, patent protected, diagnostic for the direct measurement of total, intact urinary albumin, from AusAm Biotechnologies, Inc. We accounted for the ADI transaction as a purchase. The excess of the purchase price over the net assets acquired in the ADI transaction represented goodwill, which was allocated to our Products segment based on the proposed synergies with our then existing drug pipeline activities. In September 2008, we terminated our license agreement related to the ADI product.

Goodwill is reviewed for impairment annually, as of December 31, or when events arise that could indicate that an impairment exists. We test for goodwill impairment by comparing the fair value of the reporting unit with the unit’s carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. As of December 31, 2017, 2016 and 2015, management conducted its annual assessments of goodwill and concluded that there were no impairments. We will continue to perform impairment tests annually, at December 31, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

CONCENTRATIONS OF CREDIT RISK

We do not have significant off-balance-sheet risk or credit risk concentrations. We maintain our cash and cash equivalents with multiple financial institutions. See Note 3 - Fair Value Measurements.

Our accounts receivable, net at December 31, 2017 and 2016 represent amounts due to the Company from customers. We perform ongoing credit evaluations of our customers and generally do not require collateral. The following table sets forth customers who represented 10% or more of our total accounts receivable, net as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Fresenius Medical Care Rx	43%	22%
Cardinal Health, Inc.	32%	11%
AmerisourceBergen Drug Corporation	26%	23%
McKesson Corporation	21%	31%
DaVita Rx	-%	10%

NOTE 3 - FAIR VALUE MEASUREMENTS

We measure certain financial assets and liabilities at fair value on a recurring basis in our statements using a fair value hierarchy. The hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires financial assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

•	Level 1-quoted prices (unadjusted) in active markets for identical assets and liabilities;
•	Level 2-inputs other than Level 1 quoted prices that are directly or indirectly observable; and
•	Level 3-unobservable inputs that are not corroborated by market data.

The following table provides the fair value measurements made on a recurring basis of applicable financial assets as of December 31, 2017 and 2016:

	Financial assets at fair value as of December 31, 2017
(in thousands)	Level 1	Level 2	Level 3
Assets:
Cash equivalents (1)	$1,895	$-	$-
Total assets	$1,895	$-	$-

	Financial assets at fair value as of December 31, 2016
(in thousands)	Level 1	Level 2	Level 3
Assets:
Cash equivalents (1)	$107,084	$-	$-
Total assets	$107,084	$-	$-

(1)

Cash equivalents as of December 31, 2017 and 2016 consisted of institutional money market funds. The carrying value of our money market funds approximates fair value due to their short-term maturities.

Debt

In October 2015, we issued $125 million in Convertible Senior Notes due 2020, or the Notes, in a private financing to funds managed by The Baupost Group, L.L.C., or Baupost. As of December 31, 2017 and 2016 the fair value of our Notes was $155.4 million and $195.9 million, respectively, which differs from their carrying value. The fair value of our Notes is influenced by our stock price and stock price volatility. See Note 8 - Debt for additional information on our debt obligations.

NOTE 4 - INVENTORY

Inventory consisted of the following at December 31, 2017 and 2016:

(in thousands)	December 31, 2017	December 31, 2016
Raw materials	$469	$418
Work in process	25,160	11,430
Finished goods	3,066	833
Total inventory	$28,695	$12,681

During the years ended December 31, 2017 and 2016, we wrote off approximately $3.5 million and $28.0 million, respectively, of inventory that was determined to be no longer suitable for commercial manufacture, which was recorded to cost of goods sold. We did not have any write-offs of inventory during the year ended December 31, 2015.

Total inventory as of December 31, 2017 increased by $16.0 million as compared to December 31, 2016 primarily as a result of inventory build-up in connection with capacity expansion initiatives, partially offset by inventory sold to customers.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

(in thousands)	December 31, 2017	December 31, 2016
Leasehold improvements	$4,353	$3,916
Office furniture and equipment	1,544	747
Computers, software and related equipment	779	787
	6,676	5,450
Accumulated depreciation	(2,155)	(1,239)
Net book value	$4,521	$4,211

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $0.9 million, $1.0 million and $0.6 million, respectively.

NOTE 6 - OTHER ASSETS

Other current assets

Other current assets consisted of the following at December 31, 2017 and 2016:

(in thousands)	December 31, 2017	December 31, 2016
Prepaid manufacturing costs	$7,646	$289
Prepaid selling, general and administrative expenses	2,265	1,528
Prepaid research and development expenses	1,288	1,353
Total other current assets	$11,199	$3,170

Prepaid manufacturing costs as of December 31, 2017 primarily relate to upfront payments to our contract manufacturers related to 2018 production of inventory.

Other assets, net

Other assets, net consisted of the following at December 31, 2017 and 2016:

(in thousands)	December 31, 2017	December 31, 2016
Deferred manufacturing costs	$7,338	$—
Deposits	1,099	1,055
Long-term prepaid manufacturing costs	1,000	—
Deferred registration fees	140	56
Total other long-term assets	$9,577	$1,111

Deferred costs as of December 31, 2017 consisted of amounts paid or payable under contract manufacturing agreements, including a $5.0 million milestone related to a facility construction agreement and $2.3 million in product premiums payable by us to our contract manufacturer. We capitalize certain expenses as deferred costs related to agreements with a contract manufacturer in connection with the construction of an expanded manufacturing facility. These costs will be capitalized as incurred and will begin to be expensed at such time that we begin to receive product from the newly-constructed facility. These costs will be expensed ratably over the supply period based on anticipated product to be received from the new facility. At December 31, 2017, the amounts included in deferred costs were also recorded as an accrued expense on our consolidated balance sheet as they had not been paid prior to year-end.

NOTE 7 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2017 and 2016:

(in thousands)	December 31, 2017	December 31, 2016
Commercial rebates and fees	$16,362	$4,616
Accrued manufacturing expenses	9,434	804
Accrued compensation and related liabilities	7,504	8,190
Accounts payable	6,474	2,225
Professional, license, and other fees and expenses	5,257	5,355
Total accounts payable and accrued expenses	$45,031	$21,190

NOTE 8 - DEBT

In October 2015, we completed the sale of $125 million of Notes due 2020, in a private placement, or the Private Placement, to funds managed by Baupost pursuant to a Notes Purchase Agreement dated October 14, 2015. The Notes were issued under an Indenture dated as of October 15, 2015, with The Bank of New York Mellon Trust Company, N.A. as trustee, or the Trustee. Under the terms of the Indenture, the Notes may be converted into shares of our common stock at the discretion of Baupost. The indenture subjects us to certain financial and business covenants and contains restrictions on the payments of cash dividends.

The Indenture contains customary terms and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving us) occurs and is continuing, the Trustee by notice to us, or the holders of at least 25% in aggregate principal amount of the outstanding Notes by written notice to us and the Trustee, may declare 100% of the principal on all of the Notes to be due and payable. Upon such a declaration of acceleration, such principal will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving us, 100% of the principal on all of the Notes will become due and payable automatically.

Further, in connection with the Private Placement, we entered into a Registration Rights Agreement with the purchasers of the Notes (the “Registration Rights Agreement”), pursuant to which we agreed to (i) file a registration statement (the “Resale Registration Statement”) with the SEC covering the resale of the Notes and the underlying common stock which the Notes are convertible into upon the written request of Baupost, and (ii) use commercially reasonable efforts, subject to receipt of necessary information from all the purchasers of the Notes, to cause the SEC to declare the Resale Registration Statement effective. Further, the Registration Rights Agreement permits Baupost to demand from time to time that we file a shelf Registration Statement pursuant to Rule 415 of the Securities Act from which any number of shelf takedowns may be conducted upon written request from Baupost. Finally, the Registration Rights Agreement affords Baupost certain piggyback registration rights.

The Notes are convertible at the option of Baupost at an initial conversion rate of 267.3797 shares of our common stock per $1,000 principal amount, equal to a conversion price of $3.74 per share, which represents the last reported sale price of our stock on October 14, 2015. The conversion rate is subject to adjustment from time to time upon the occurrence of certain events. Further, upon the occurrence of certain fundamental changes involving us, Baupost may require us to repurchase for cash all or part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased.

Per the terms of the Notes, a portion of the Notes was contingently convertible into cash if our stockholders did not approve an increase in the number of authorized shares of our common stock by July 1, 2016. In accordance with accounting guidance for debt with a conversion option, we separated the conversion option from the debt instrument and accounted for it separately as a derivative liability, due to the Notes initially being partially convertible to cash at the option of Baupost. We allocated the proceeds between the debt component and the embedded conversion option (the derivative) by performing a valuation of the derivative as of the transaction date, which was determined based on the difference between the fair value of the Notes with the conversion option and the fair value of the Notes without the conversion option. The fair value of the derivative liability was recognized as a debt discount and the initial carrying amount of the convertible notes represented the difference between the proceeds from the issuance of the Notes and the fair value of the derivative liability on the date of issuance. The excess of the principal amount of the debt component over its carrying amount (“debt discount”) was amortized to interest expense using the effective interest method over the expected life of the debt.

We determined the expected life of the debt was equal to the period through July 1, 2016, as this represents the point at which a portion of the Notes was initially contingently convertible into cash. Accordingly, for the year ended December 31, 2016, $34.2 million of interest expense was recognized related to the Notes, all of which was attributable to the amortization of the debt discount.

Following our 2016 Annual Meeting of Stockholders held on May 25, 2016, we filed a certificate of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of our common stock to allow for the full conversion of the Notes into our common stock. On April 10, 2017, we entered into the First Supplemental Indenture, or the First Supplement, to the Indenture. Under the terms of the First Supplement, the Notes issued under the Indenture were not convertible by the holders thereof until on or after June 8, 2017, except in connection with a “fundamental change” as defined in the Indenture. After June 8, 2017, the Notes are convertible entirely into shares of our common stock or cash depending upon the number of shares of our common stock authorized at the time of such conversion. At our 2017 Annual Meeting of Stockholders held on June 8, 2017, our stockholders ratified the filing and effectiveness of the certificate of amendment filed in May 2016. In addition, at the meeting our stockholders also approved a separate amendment to our certificate of incorporation to increase the number of authorized shares of our common stock to 230,000,000 shares. As a result, the full amount of the Notes is convertible into shares of our common stock. The holders of the Notes may, at their option, convert the Notes until the maturity date thereof.

In accordance with accounting guidance for debt modifications and exchanges, we assessed the terms of the First Supplement and determined that it resulted in a modification. During the three months ended June 30, 2017, we separated the conversion option from the debt instrument and accounted for it separately as a derivative liability, due to the Notes being contingently convertible to cash at the option of Baupost per the terms of the First Supplement. We allocated the proceeds between the debt component and the embedded conversion option (the derivative) by performing a valuation of the derivative as of the date of the First Supplement, which was determined based on the difference between the fair value of the Notes with the conversion option and the fair value of the Notes without the conversion option. The fair value of the derivative liability was recognized as a debt discount and the carrying amount of the convertible senior notes represented the difference between the principal amount of the Notes and the fair value of the derivative liability on the date of the First Supplement. The excess of the principal amount of the debt component over its carrying amount, or debt discount, was amortized to interest expense using the effective interest method over the expected life of the debt. We determined the expected life of the debt was equal to the period through June 8, 2017, as this represented the point at which the Notes was contingently convertible into cash.

For the year ended December 31, 2017, $63.0 million of interest expense was recognized related to the Notes. As of December 31, 2017 and 2016, the balance of the Notes and the carrying value of the Notes was $125 million, and the fair value of the Notes was $155.4 million and $195.9 million, respectively.

NOTE 9 - STOCKHOLDERS’ (DEFICIT) EQUITY

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, $0.001 par value, with rights senior to those of our common stock.

Common Stock

On January 21, 2015, we announced the pricing of an underwritten public offering in which we sold 10,541,667 shares of our common stock at a price of $12.00 per share for gross proceeds of approximately $126.5 million. Net proceeds from this offering were approximately $118.3 million, net of underwriting discounts and offering expenses of approximately $8.2 million. The shares were sold under Registration Statements (Nos. 333-201605 and 333-201639) on Form S-3 and Form S-3MEF, respectively, filed by us with the SEC.

Equity Incentive Plans

We have in effect the following stock option and incentive plans.

a. The 1999 Stock Option Plan was adopted in November 1999. Under the 1999 Stock Option Plan, our board of directors could grant stock-based awards to directors, consultants and employees. The plan authorizes grants to purchase up to 4,230,000 shares of authorized but unissued common stock. The plan limits the term of each option to no more than 10 years from the date of the grant. The plan permits the board of directors or a committee appointed by the board to administer the plan. The administrator has the authority, in its discretion, to determine the terms and conditions of any option granted to a service provider, including the vesting schedule. As of December 31, 2017, no additional shares of our common stock may be issued under the 1999 Stock Option Plan.

b. The 2004 Long-Term Incentive Plan was adopted in June 2004 by our stockholders. Under the 2004 Long-Term Incentive Plan, the compensation committee of our board of directors is authorized to grant stock-based awards to directors, consultants and employees. The 2004 plan authorizes grants to purchase up to 4,000,000 shares of authorized but unissued common stock. The plan limits the term of each option to no more than 10 years from the date of grant. As of December 31, 2017, no additional shares of our common stock may be issued under the 2004 Long-Term Incentive Plan.

c. The 2007 Incentive Plan was adopted in June 2007 by our stockholders. Under the 2007 Incentive Plan, the compensation committee of our board of directors is authorized to grant stock-based awards to directors, consultants, employees and officers. The 2007 Incentive Plan authorizes grants to purchase up to 6,000,000 shares of authorized but unissued common stock. The plan expires 10 years from adoption and limits the term of each option to no more than 10 years from the date of grant. As of December 31, 2017, up to an additional 45,754 shares may be issued under the 2007 Incentive Plan.

d. The 2009 CEO Incentive Plan was adopted in May 2009. Under the 2009 CEO Incentive Plan, our board of directors granted an option to Ron Bentsur, our former Chief Executive Officer, to purchase up to 600,000 shares of authorized but unissued common stock. The option has a term of 10 years from the date of grant. During the year ended December 31, 2015, the option was exercised in full.

e. The 2013 Incentive Plan was adopted in June 2013 by our stockholders at our 2013 Annual Meeting of Stockholders. The 2013 Incentive plan was amended by our stockholders at a special meeting of our stockholders in November 2014, which increased the number of authorized shares issuable thereunder from 3,500,000 to 9,500,000, and at our 2016 Annual Meeting of Stockholders held on May 25, 2016, which increased the number of authorized shares issuable thereunder from 9,500,000 to 18,000,000. Under the 2013 Incentive Plan, the Compensation Committee of the Company’s Board of Directors is authorized to grant stock-based awards to directors, officers, employees and consultants. The plan expires 10 years from adoption and limits the term of each option to no more than 10 years from the date of grant. As of December 31, 2017, up to an additional 1,980,669 shares may be issued under the 2013 Incentive Plan.

Total shares available for the issuance of stock options or other stock-based awards under our stock option and incentive plans were 2,026,423 shares at December 31, 2017.

Stock Options

The following table summarizes stock option activity for all plans for the year ended December 31, 2017:

	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate Intrinsic Value
Outstanding at December 31, 2016	8,677,998	$7.28	8.12	$8,840,412
Granted	4,669,150	5.46
Exercised	(383,575)	2.99		$1,767,281
Forfeited or Expired	(995,758)	7.04
Outstanding at December 31, 2017	11,967,815	$6.73	8.00	$2,395,566
Vested and expected to vest at December 31, 2017	7,963,262	$7.42	7.61	$2,303,825
Exercisable at December 31, 2017	4,816,619	$8.61	6.80	$1,678,842

The weighted-average grant-date fair value of stock options granted during 2017, 2016 and 2015 was $3.91, $3.47, and $8.47, respectively. The aggregate intrinsic value of options exercised during 2017, 2016 and 2015, measured as of the exercise date, was approximately $1.8 million, $0.2 million, and $8.6 million, respectively.

Upon the exercise of stock options, we issue new shares of our common stock. As of December 31, 2017, 3,753,750 options issued to employees are unvested, milestone-based options.

Restricted Stock

Certain employees, directors and consultants have been awarded restricted stock under our equity incentive plans. The time-vesting restricted stock grants vest primarily over a period of three to four years. The following table summarizes restricted stock activity for the year ended December 31, 2017:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2016	1,524,884	$7.07	$8,935,820
Granted	1,231,825	5.71
Vested	(671,090)	6.49	$4,157,589
Forfeited or Retired	(201,322)	7.04
Outstanding at December 31, 2017	1,884,297	$6.39	$8,761,981

The weighted-average grant-date fair value of restricted stock granted during 2017, 2016 and 2015 was $5.71, $3.86, and $4.76, respectively. The total fair value of restricted stock that vested during 2017, 2016 and 2015 was $4.2 million, $2.4 million and $4.7 million, respectively.

As of December 31, 2017, 310,000 shares of restricted stock issued to employees are unvested, milestone-based shares.

Stock-Based Compensation

The following tables summarize stock-based compensation expense information about equity incentive grants for the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
(in thousands)	2017	2016	2015
Cost of goods sold	$167	$125	$14
Research and development expenses	2,466	2,687	3,519
Selling, general and administrative expenses	15,639	11,177	12,967
	$18,272	$13,989	$16,500

	For the years ended December 31,
(in thousands)	2017	2016	2015
Stock-based compensation expense associated with restricted stock	$5,738	$4,159	$5,073
Stock-based compensation expense associated with stock options	12,534	9,830	11,427
	$18,272	$13,989	$16,500

Stock-based compensation costs capitalized as part of inventory were immaterial for the years ended December 31, 2017, 2016 and 2015.

The fair value of stock options granted is estimated at the date of grant using the Black-Scholes pricing model. The expected term of options granted is derived from historical data and the expected vesting period. Expected volatility is based on the historical volatility of our common stock. The risk-free interest rate is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. We have assumed no expected dividend yield, as dividends have never been paid to stock or option holders and will not be paid for the foreseeable future.

Black-Scholes Option Valuation Assumptions	2017	2016	2015
Risk-free interest rates	2.1%	1.5%	1.7%
Dividend yield	-%	-%	-%
Volatility	84.1%	81.4%	89.2%
Weighted-average expected term	6.0 years	6.0 years	6.0 years

We used historical information to estimate forfeitures within the valuation model. As of December 31, 2017, there was $9.0 million and $5.5 million of total unrecognized compensation cost related to non-vested stock options and restricted stock, respectively, which is expected to be recognized over weighted-average periods of 1.9 years and 1.6 years, respectively. These amounts do not include, as of December 31, 2017, 3,753,750 options outstanding and 310,000 shares of restricted stock outstanding which are milestone-based and vest upon certain corporate milestones. Stock-based compensation will be measured and recorded if and when it is probable that the milestone will occur.

During the year ended December 31, 2017, we recognized $4.6 million of stock-based compensation expense related to milestone-based awards which vested in connection with certain corporate milestones.

Sales Agreement

On November 9, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., as sales agent, or Cantor Fitzgerald, pursuant to which we were initially able to offer and sell, from time to time, through Cantor Fitzgerald, shares of our common stock having an aggregate offering price of up to $75.0 million.

We are not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, Cantor Fitzgerald will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of the Nasdaq Capital Market to sell shares from time to time based upon our instructions, including any price, time or size limits specified by us. Under the Sales Agreement, Cantor Fitzgerald may sell shares by any method deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act. Cantor Fitzgerald’s obligations to sell shares under the Sales Agreement are subject to satisfaction of certain conditions. We will pay Cantor Fitzgerald a commission of up to 3.0% of the aggregate gross proceeds from each sale of shares and have agreed to provide Cantor Fitzgerald with customary indemnification and contribution rights. We have also agreed to reimburse Cantor Fitzgerald for the reasonable and documented fees and expenses of its outside legal counsel, not to exceed $50,000 in the aggregate, in connection with entering into the Sales Agreement.

We filed a registration statement on Form S-3 (No. 333-214513) which was declared effective by the SEC on December 6, 2016, which included a prospectus covering the sale of the $75.0 million shares which could be sold by Cantor Fitzgerald under the Sales Agreement. In July 2017, we filed a new prospectus supplement with the SEC relating to the Sales Agreement under which we may offer and sell, from time to time, through Cantor Fitzgerald, shares of our common stock having an additional aggregate offering price of up to $75.0 million. During the year ended December 31, 2017, we sold 11,937,174 shares under the Sales Agreement for aggregate net proceeds of $75.7 million, which included all of the initial $75.0 million shares issuable pursuant to the Sales Agreement. As of the date hereof, we may sell up to an additional $72.4 million under the Sales Agreement pursuant to the July 2017 prospectus supplement. The initial $75.0 million of common stock issued pursuant to the Sales Agreement and the additional $75.0 million of common stock issuable pursuant to the Sales Agreement are included as part of the $250 million of our securities we registered on the registration statement on Form S-3 (No. 333-214513) we filed in November 2016, which the SEC declared effective on December 6, 2016.

The offering of shares of our common stock pursuant to the Sales Agreement will terminate upon the termination of the Sales Agreement as permitted therein. We and Cantor Fitzgerald may each terminate the Sales Agreement at any time upon ten days’ prior notice.

NOTE 10 - LICENSE AGREEMENTS

In November 2005, we entered into a license agreement with Panion & BF Biotech, Inc. (“Panion”). Under the license agreement, we acquired the exclusive worldwide rights, excluding certain Asian-Pacific countries, for the development and marketing of ferric citrate. To date, we have paid an aggregate of $11.6 million of milestone payments to Panion, including $2.0 million paid upon European marketing approval in 2015. In addition, Panion is eligible to receive royalty payments based on a mid-single digit percentage of net sales of ferric citrate.

In September 2007, we entered into a Sublicense Agreement with JT and Torii, under which JT and Torii obtained the exclusive sublicense rights for the development and commercialization of ferric citrate in Japan, which is being marketed in the United States under the trade name Auryxia. JT and Torii are responsible for the future development and commercialization costs in Japan. Effective as of June 8, 2009, we entered into an Amended and Restated Sublicense Agreement with JT and Torii, which, among other things, provided for the elimination of all significant on-going obligations under the sublicense agreement.

In January 2013, JT and Torii filed its new drug application with the Japanese Ministry of Health, Labour and Welfare for marketing approval of ferric citrate in Japan for the treatment of hyperphosphatemia in patients with CKD.

In January 2014, JT and Torii received manufacturing and marketing approval of ferric citrate from the Japanese Ministry of Health, Labour and Welfare. Ferric citrate, launched in May 2014 and being marketed in Japan by JT’s subsidiary, Torii Pharmaceutical Co., Ltd., under the brand name Riona, is indicated as an oral treatment for the improvement of hyperphosphatemia in patients with CKD. Under the terms of the license agreement with JT and Torii, we received a non-refundable payment of $10.0 million in February 2014 for the achievement of the marketing approval milestone. As a result, we recorded license revenue of $10.0 million in accordance with our revenue recognition policy, which is included in the year ended December 31, 2014. We also receive royalty payments based on a tiered double-digit percentage of net sales of Riona in Japan escalating up to the mid-teens, as well as up to an additional $55.0 million upon the achievement of certain annual net sales milestones. In accordance with our revenue recognition policy, royalty revenues are recognized in the quarter that JT and Torii provide their written report and related information to us regarding sales of Riona, which generally will be one quarter following the quarter in which the underlying sales by JT and Torii occurred. For the years ended December 31, 2017 and 2016, we recorded $5.1 million and $4.8 million, respectively, in license revenue related to royalties earned on net sales of Riona in Japan. We record the associated mid-single digit percentage of net sales royalty expense due Panion, the licensor of ferric citrate, in the same period as the royalty revenue from JT and Torii is recorded. For the years ended December 31, 2017 and 2016, we recorded $3.1 million and $2.9 million, respectively, in license expense related to royalties due to the licensor of ferric citrate relating to sales of Riona in Japan.

NOTE 11 - INCOME TAXES

In December 2017, H.R.1, known as the Tax Cuts and Jobs Act, was signed into law. The Tax Cuts and Jobs Act, among other items, reduces the corporate income tax rate from 35% to 21%, effective January 1, 2018. As such, the Company has completed a revaluation of the Company's net deferred tax assets. The Company's deferred tax assets, net of deferred tax liabilities, represent expected corporate tax benefits anticipated to be realized in the future. The reduction in the federal corporate tax rate reduces these benefits.

The Company has evaluated the impact of the Tax Cuts and Jobs Act and has determined that this results in a reduction in the Company's deferred tax asset of $111.7 million in the fourth quarter of 2017. However, our lack of earnings history and the uncertainty surrounding our ability to generate taxable income prior to the utilization of the deferred tax assets is offset in full by a valuation allowance.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including current and historical results of operations, future income projections and the overall prospects of our business. Based upon management’s assessment of all available evidence, we believe that it is more-likely-than-not that the deferred tax assets will not be realizable; and therefore, a full valuation allowance is established. The valuation allowance for deferred tax assets was $216.0 million and $289.7 million as of December 31, 2017 and 2016, respectively, a decrease of $73.7 million.

As of December 31, 2017, we have U.S. net operating loss (“NOL”) carryforwards of approximately $812.2 million. For income tax purposes, these NOLs will expire in the years 2019 through 2037. Due to our various equity transactions, the utilization of certain NOLs could be subject to annual limitations imposed by Internal Revenue Code Section 382 relating to the change of control provision and/or the separate return limitation year losses limitation.

For the years ended December 31, 2017, 2016 and 2015, we recognized $(0.2) million, $0.1 million and $0.1 million, respectively, in income tax (benefit) expense related to the recording of a deferred tax liability associated with capitalized goodwill, an indefinite-lived intangible asset that is being amortized for tax purposes. Indefinite-lived intangibles are non-monetary assets which are not amortized under GAAP since there is no foreseeable limit to the cash flows provided by them. Our lack of earnings history and the uncertainty surrounding our ability to generate taxable income prior to the reversal or expiration of such deferred tax liability were the primary factors considered by management when recording the valuation allowance against our deferred tax assets. However, with the reduction of the corporate income tax rate from 35% to 21%, effective January 1, 2018, the deferred tax liability associated with capitalized goodwill was reduced by $0.3 million generating current year income of $0.3 million.

The income tax provision consists of the following:

(in thousands)	December 31, 2017	December 31, 2016	December 31, 2015
Current:
Federal	$—	$—	$—
State	—	—	—
Total current	—	—	—
Deferred:
Federal	(258)	73	81
State	23	7	9
Total deferred	(235)	80	90
Total income taxes	$(235)	$80	$90

Income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as follows:

	For the years ended December 31,
(in thousands)	2017	2016	2015
Loss before income taxes, as reported in the consolidated statements of operations	$(163,675)	$(161,015)	$(123,055)
Computed “expected” tax benefit	(55,650)	(54,745)	(41,838)
Increase (decrease) in income taxes resulting from:
Expected (benefit) expense from state & local taxes	(5,307)	(5,222)	(3,991)
Stock-based compensation expense	(360)	(17)	(2,328)
Tax impact of derivative liability	23,450	—	16,977
Permanent differences	(305)	3,087	1,445
Impact of state NOL carryforward change	111,681	—	—
Prior year true-up	(2)	(58)	2,191
Change in the balance of the valuation allowance for deferred tax assets allocated to income tax expense	(73,742)	57,035	27,634
	$(235)	$80	$90

The significant components of deferred income tax expense (benefit) attributable to loss from operations are as follows:

	For the years ended December 31,
(in thousands)	2017	2016	2015
Deferred tax expense (benefit)	$50,057	$(56,955)	$(44,521)
Tax impact of derivative liability	23,450	—	16,977
Increase in the valuation allowance for deferred tax asset	(73,742)	57,035	27,634
	$(235)	$80	$90

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are presented below.

(in thousands)	December 31, 2017	December 31, 2016
Deferred tax assets (liabilities):
Net operating loss carryforwards	$193,310	$255,809
Stock-based compensation expense	14,315	16,735
Capitalized inventory	24	2,044
Inventory reserves	3,829	9,288
Research and development	2,242	2,087
Intangible assets due to different amortization methods	1,546	2,495
Tax-deductible goodwill	(635)	(870)
Other temporary differences	691	1,241
Net deferred tax asset, excluding valuation allowance	215,322	288,829
Less valuation allowance	(215,957)	(289,699)
Net deferred tax liabilities	$(635)	$(870)

We file income tax returns in the U.S federal and various state and local jurisdictions. For federal and state income tax purposes, the 2016, 2015 and 2014 tax years remain open for examination under the normal three-year statute of limitations. The statute of limitations for income tax audits in the United States will commence upon utilization of net operating losses and will expire three years from the filing of the tax return.

There was no accrual for uncertain tax positions or for interest and penalties related to uncertain tax positions for 2017, 2016 and 2015. We do not believe that there will be a material change in our unrecognized tax positions over the next twelve months. All of the unrecognized tax benefits, if recognized, would be offset by the valuation allowance.

NOTE 12 - OTHER (EXPENSE) INCOME

The components of other (expense) income are as follows:

	For the years ended December 31,
(in thousands)	2017	2016	2015
Interest income	$707	$698	$472
Amortization of debt discount	(62,965)	(34,227)	(11,357)
Other income (expense), net	274	(4,723)	(1,102)
	$(61,984)	$(38,252)	$(11,987)

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Our contractual obligations include commitments and estimated purchase obligations entered into in the normal course of business. These include commitments related to our facility lease, purchases of inventory and other purchases related to our product, debt obligations, consulting services and subscription fees, among others.

Facility Leases

In April 2015, we signed a lease agreement for approximately 27,300 square feet in Boston, Massachusetts, for a 94-month term that commenced on May 1, 2015. In order to make the space usable for our operations, substantial improvements were made. Our landlord agreed to pay for up to approximately $1.9 million of the improvements, and we bore all additional costs that were incurred. As such, we have determined that we are the owner of the improvements and account for tenant improvements paid by our landlord as a lease incentive. On May 1, 2015, in accordance with ASC 840-20, Operating Leases, we recorded a deferred lease incentive, and an associated receivable from our landlord, for the total amount to be paid by the landlord for improvements. The deferred lease incentive is being amortized as a partial offset to rent expense over the term of the lease, and the receivable was drawn down as cash was received from our landlord. We began occupying the space in November 2015. Improvements made to our leased space have been recorded as fixed assets and will be depreciated over the assets’ useful lives or the remaining lease term, whichever is shorter.

Future minimum payments under our non-cancelable facility lease as of December 31, 2017 are as follows (in thousands):

Period	Future Minimum Lease Payments
Year Ending December 31, 2018	$1,628
Year Ending December 31, 2019	1,655
Year Ending December 31, 2020	1,683
Year Ending December 31, 2021	1,710
Year Ending December 31, 2022	1,737
Thereafter	291
Total	$8,704

Total rental expense was approximately $1.2 million, $1.9 million and $2.2 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Contingent Milestone Payments

We may be required to pay up to $10.0 million in contingent manufacturing milestone payments to a contract manufacturer related to certain construction related matters if such activities are achieved by the contract manufacturer within a pre-specified time frame. These milestones will be capitalized, if achieved, as a deferred cost on our balance sheet until such time that we begin to receive product from the new facility being constructed by our contract manufacturer. As of December 31, 2017, one such milestone in the amount of $5.0 million was achieved. This amount is recorded on our balance sheet as an accrued expense and a deferred cost in other assets, net as of December 31, 2017. As the achievement of the remaining milestones was not considered probable as of December 31, 2017, such contingencies have not been recorded in our consolidated financial statements. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of certain manufacturing milestones.

Litigation

Four purported class action lawsuits have been filed against us and certain of our current and former officers (Gregory P. Madison, Scott A. Holmes, Ron Bentsur, and James Oliviero). Three of these actions were filed in the U.S. District Court for the Southern District of New York, captioned respectively Terrell Jackson v. Keryx Biopharmaceuticals, Inc., et al., No. 1:16-cv-06131, filed on August 2, 2016, Richard J. Erickson v. Keryx Biopharmaceuticals, Inc., et al. No. 1:16-cv-06218, filed on August 4, 2016, and Richard King v. Keryx Biopharmaceuticals, Inc., et al., No. 1:16-cv-06233, filed on August 5, 2016. The Jackson complaint purports to be brought on behalf of stockholders who purchased our common stock between February 25, 2016 and August 1, 2016, the Erickson complaint purports to be brought on behalf of stockholders who purchased our common stock between March 2, 2016 and July 29, 2016, and the King complaint purports to be brought on behalf of stockholders who purchased our common stock between February 25, 2016 and July 29, 2016. On August 26, 2016, the fourth complaint, captioned Tim Karth v. Keryx Biopharmaceuticals, Inc., et al., No. 1:16-cv-11745, was filed in the U.S. District Court for the District of Massachusetts, which complaint was subsequently amended. The Karth complaint purports to be brought on behalf of stockholders who purchased our common stock between May 8, 2013 and August 1, 2016. The Jackson, Erickson and King matters were transferred to the U.S. District Court for the District of Massachusetts on April 5, 2017 and subsequently consolidated with the Karth action. Each complaint generally alleges that we and certain of our current and former officers violated Sections 10(b) and/or 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements concerning us and our business operations and future prospects in light of the August 1, 2016 announcement of an interruption in our supply of Auryxia. We have moved to dismiss the consolidated action. Two stockholder derivative complaints were also filed on December 16, 2016 against us and certain of our current and former officers (Gregory P. Madison, Scott A. Holmes, Ron Bentsur and James Oliviero), certain of our current directors (Kevin J. Cameron, Daniel P. Regan, Steven C. Gilman, Michael Rogers and John P. Butler) and our former directors (Michael P. Tarnok, Joseph Feczko, Jack Kaye and Wyche Fowler, Jr.), in the Superior Court of Massachusetts, one captioned Venkat Vara Prasad Malledi v. Keryx Biopharmaceuticals, Inc., et al., No. 16-3865 and one captioned James Anderson v. Keryx Biopharmaceuticals, Inc., et al., No. 16-3866. Each of these two complaints generally allege that the individual defendants breached their fiduciary duties owed to us, unjustly enriched themselves by their actions, abused their control positions with us, mismanaged us and wasted corporate assets since July 31, 2013 in light of our August 1, 2016 announcement by us of an interruption in the supply of our product Auryxia. On June 27, 2017, the Superior Court granted the parties' motion to consolidate and stay the derivative litigations. All of the complaints seek unspecified damages, interest, attorneys’ fees, and other costs. We deny any allegations of wrongdoing and intend to vigorously defend against these lawsuits. There is no assurance, however, that we or the other defendants will be successful in our defense of either of these lawsuits or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of these actions. Moreover, we are unable to predict the outcome or reasonably estimate a range of possible losses at this time. A resolution of these lawsuits adverse to us or the other defendants, however, could have a material effect on our financial position and results of operations in the period in which the particular lawsuit is resolved.

NOTE 14 - BUSINESS SEGMENTS

We have determined that we conduct our operations in one business segment: the manufacture, development and commercialization of products for use in treating human diseases. Long-lived assets consist entirely of property, plant and equipment and are located in the United States for all periods presented.

NOTE 15 - QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	2017
	Mar. 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share data)
Revenues:
Net U.S. Auryxia product sales	$10,505	$14,116	$13,597	$17,296
License revenue	1,314	1,028	1,399	1,386
Total revenues	11,819	15,144	14,996	18,682
Costs and expenses:
Cost of goods sold	4,273	4,379	5,856	7,447
License expense	789	617	838	832
Research and development	6,764	9,012	9,275	12,628
Selling, general and administrative	23,103	24,986	22,746	28,787
Total costs and expenses	34,929	38,994	38,715	49,694
Operating loss	(23,110)	(23,850)	(23,719)	(31,012)
Other (expense) income:
Amortization of debt discount	-	(62,965)	-	-
Other (expense) income, net	114	338	241	288
Total other (expense) income:	114	(62,627)	241	288
Loss before income taxes	(22,996)	(86,477)	(23,478)	(30,724)
Income tax expense (benefit)	20	20	20	(295)
Net loss	$(23,016)	$(86,497)	$(23,498)	$(30,429)
Basic and diluted net loss per common share*	$(0.21)	$(0.77)	$(0.20)	$(0.26)

	2016
	Mar. 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share data)
Revenues:
Product revenue, net	$5,616	$8,279	$5,050	$8,228
License revenue	1,209	1,009	1,287	$1,305
Total revenues	6,825	9,288	6,337	9,533
Operating expenses:
Cost of goods sold	1,071	5,099	18,196	13,437
License expense:	726	605	772	783
Research and development	7,616	7,029	8,674	6,185
Selling, general and administrative	20,809	20,188	20,521	23,035
Total operating expenses	30,222	32,921	48,163	43,440
Operating loss	(23,397)	(23,633)	(41,826)	(33,907)
Other (expense) income:
Amortization of debt discount	(15,748)	(18,479)	-	-
Other (expense) income, net	(1,799)	(2,519)	150	143
Total other (expense) income:	(17,547)	(20,998)	150	143
Loss before income taxes	(40,944)	(44,631)	(41,676)	(33,764)
Income taxes	20	20	20	20
Net loss	$(40,964)	$(44,651)	$(41,696)	$(33,784)
Basic and diluted net loss per common share*	$(0.39)	$(0.42)	$(0.39)	$(0.32)

*The aggregate of quarterly computed basic and diluted net loss per common share may not agree with the annual amount due to rounding.

Keryx Biopharmaceuticals, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$49,458	$93,526
Inventory	48,584	28,695
Accounts receivable, net	15,430	8,146
Other current assets	12,142	11,199
Total current assets	125,614	141,566
Property, plant and equipment, net	4,097	4,521
Goodwill	3,208	3,208
Other assets, net	12,732	9,577
Total assets	$145,651	$158,872
Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$54,647	$45,031
Deferred lease incentive, current portion	244	244
Other current liabilities	158	145
Total current liabilities	55,049	45,420
Convertible senior notes	130,088	125,000
Deferred lease incentive, net of current portion	895	1,018
Deferred tax liability	-	635
Other liabilities	811	894
Total liabilities	186,843	172,967
Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share (5,000,000 shares authorized, no shares issued and outstanding)	-	-
Common stock, $0.001 par value per share (230,000,000 shares authorized, 120,513,208 and 119,272,304 shares issued, 120,433,260 and 119,192,356 shares outstanding at June 30, 2018 and December 31, 2017, respectively)	120	119
Additional paid-in capital	1,000,381	984,681
Treasury stock, at cost, 79,948 shares	(357)	(357)
Accumulated deficit	(1,041,336)	(998,538)
Total stockholders’ deficit	(41,192)	(14,095)
Total liabilities and stockholders’ deficit	$145,651	$158,872

The accompanying notes are an integral part of these condensed consolidated financial statements.

Keryx Biopharmaceuticals, Inc.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues:
Net U.S. Auryxia product sales	$24,105	$14,116	$44,727	$24,621
License revenue	1,644	1,028	2,773	2,343
Total revenues	25,749	15,144	47,500	26,964
Costs and expenses:
Cost of goods sold	7,428	4,379	17,029	8,653
License expense	987	617	1,664	1,406
Research and development	8,774	9,012	17,162	15,776
Selling, general and administrative	28,711	24,986	54,548	48,089
Total costs and expenses	45,900	38,994	90,403	73,924
Operating loss	(20,151)	(23,850)	(42,903)	(46,960)
Other income (expense):
Amortization of debt discount	(1,316)	(62,965)	(1,316)	(62,965)
Other income (expense), net	(51)	338	171	452
Total other income (expense)	(1,367)	(62,627)	(1,145)	(62,513)
Loss before income taxes	(21,518)	(86,477)	(44,048)	(109,473)
Income tax (benefit) expense	-	20	(634)	40
Net loss	$(21,518)	$(86,497)	$(43,414)	$(109,513)
Basic and diluted net loss per common share	$(0.18)	$(0.77)	$(0.36)	$(1.00)
Weighted average shares used in computing basic and diluted net loss per common share	120,451,534	112,590,188	120,149,604	109,846,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

Keryx Biopharmaceuticals, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six months ended June 30,
	2018	2017
Cash flows from operating activities
Net loss	$(43,414)	$(109,513)
Adjustments to reconcile net loss to cash flows used in operating activities:
Stock-based compensation expense	8,653	7,336
Amortization of debt discount	1,316	62,965
Change in fair value of derivative liability	-	(225)
Depreciation and amortization	476	459
Amortization of deferred lease incentive	(123)	(122)
Write-down of inventory to net realizable value	5,288	335
Deferred income taxes	(635)	39
Changes in operating assets and liabilities:
Other current assets	598	(5,466)
Accounts receivable, net	(7,284)	(3,223)
Inventory	(24,516)	(4,683)
Other assets	(3,155)	9
Other current liabilities	13	14
Accounts payable and accrued expenses	8,073	7,988
Other liabilities	(83)	(70)
Net cash used in operating activities	(54,793)	(44,157)
Cash flows from investing activities
Purchases of property, plant and equipment	(52)	(420)
Net cash used in investing activities	(52)	(420)
Cash flows from financing activities
Proceeds from issuance of common stock, net of commission	-	73,125
Proceeds from issuance of convertible senior notes	10,000	-
Payments for common stock issuance costs	-	(88)
Proceeds from exercise of stock options	777	257
Net cash provided by financing activities	10,777	73,294
Net (decrease) increase in cash and cash equivalents	(44,068)	28,717
Cash and cash equivalents at beginning of the period	93,526	111,810
Cash and cash equivalents at end of the period	$49,458	$140,527
Non-cash financing activities:
Change in fair value of conversion feature recorded as debt discount	$6,228	$-
Reclassification of derivative liability to equity	$-	$62,735

The accompanying notes are an integral part of these condensed consolidated financial statements.

Keryx Biopharmaceuticals, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Unless the context requires otherwise, references in this report to “Keryx,” “Company,” “we,” “us” and “our” refer to Keryx Biopharmaceuticals, Inc. and our subsidiaries.

NOTE 1 - DESCRIPTION OF BUSINESS

We are a commercial stage biopharmaceutical company focused on bringing innovative medicines to people with kidney disease. Our long-term vision is to build a multi-product kidney care company. Our marketed product, Auryxia (ferric citrate) tablets, is an orally available, absorbable, iron-based medicine. Auryxia is approved by the U.S. Food and Drug Administration, or FDA, for two indications. Auryxia was originally approved in September 2014 for the control of serum phosphorus levels in patients with chronic kidney disease, or CKD, on dialysis. Additionally, in November 2017, the FDA approved Auryxia for the treatment of iron deficiency anemia in adults with CKD, not on dialysis. With two FDA-approved indications, we will leverage our U.S. clinical and commercial infrastructure to make Auryxia available to millions of people with CKD and either iron deficiency anemia or elevated levels of serum phosphorus, which is referred to as hyperphosphatemia. Ferric citrate is also approved in Japan under the trade name Riona and marketed by our Japanese partner, Japan Tobacco, Inc., or JT, and its subsidiary, Torii Pharmaceutical Co., Ltd., or Torii, and approved in Europe as Fexeric. We use the brand name Auryxia when we refer to ferric citrate for use in the approved indications in the United States. We refer to the product as ferric citrate when referring to its investigational use. Our vision of building a multi-product kidney care company includes expansion of our product portfolio with other medicines that can help patients with kidney disease.

On June 28, 2018, we entered into an agreement and plan of merger with Akebia Therapeutics, Inc., or Akebia, a Delaware corporation, and Alpha Therapeutics Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Akebia, or Merger Sub, pursuant to which we will combine our respective businesses through the merger of Merger Sub with and into us, with our company continuing after such merger as the surviving corporation and a wholly-owned subsidiary of Akebia, or the Merger. For additional details regarding the Merger, see Note 14 - Strategic Merger with Akebia Therapeutics, Inc.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they may not include all of the information and footnotes required by GAAP for complete financial statements. All adjustments that are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of these interim financial statements have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2017. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Principles of Consolidation

The condensed consolidated financial statements include our financial statements and those of our wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of our condensed consolidated financial statements, which have been prepared in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, equity revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, judgments and assumptions. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances. These estimates are subject to an inherent degree of uncertainty, and as a result, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Effective January 1, 2018, we adopted Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective transition method. Under this transition method, we will not revise our consolidated financial statements for the years ended December 31, 2017 and 2016, and applicable interim periods within those years. Disclosure will be provided to show the impact to the consolidated financial statements, if any, as if ASU, 2014-09 had been effective for those periods.

Our primary source of revenue during the reporting periods was product sales. We sell product to a limited number of major wholesalers, or our Distributors, as well as certain pharmacies, or collectively with our Distributors, our Customers. Our Distributors resell the product to retail pharmacies for purposes of their reselling the product to fill patient prescriptions. Under the new revenue standards, we recognize product revenue when our Customer obtains control of promised goods, in an amount that reflects the consideration which we expect to receive in exchange for those goods. We recognize revenue following the five step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

Product Revenue: We sell product to a limited number of our Distributors as well as certain specialty pharmacies. Our Distributors resell the product to retail pharmacies for purposes of filling patient prescriptions. In addition to agreements with Customers, we enter into arrangements with health care providers and payors that provide for government-mandated or privately-negotiated discounts and rebates with respect to the purchase of our product.

Revenue from product sales are recognized when the Customer obtains control of our product, which occurs at a point in time, typically upon delivery to the Customer. We expense incremental costs of obtaining a contract as and when incurred if the expected amortization period of the asset that we would have recognized is one year or less.

Reserves for Discounts and Allowances: Revenue from product sales are recorded at the transaction price, which is equal to the sales price net of reserves for discounts and allowances that are offered within contracts with our Customers, health care providers, payors or other indirect customers. These discounts and allowances represent variable consideration under the new revenue standards. Our process for estimating these components of variable consideration do not differ materially from our historical practices.

Product revenue reserves are classified as a reduction in product revenue and are generally characterized in the following categories: trade allowances, rebates and chargebacks, product returns and other incentives. These reserves are based on estimates of the amounts earned or to be claimed on the related sale of product and are classified as either a reduction of accounts receivable or an accrued expense (current liability) on our consolidated balance sheets, depending on whether the consideration is paid to a direct customer or another third party with which we contract (e.g. provider or payor) and the method of payment. Our estimates of reserves for variable consideration typically utilize the most likely method and reflect our historical experience, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. Our product revenue reserves reflect our best estimates of the amount of consideration to which we are entitled based on the terms of the individual contracts. The transaction price, which includes variable consideration reflecting the impact of discounts and allowances, may be subject to constraint and is included in the net sales price only to the extent that it is probable that a significant reversal of the amount of the cumulative revenues recognized will not occur in a future period. Actual amounts may ultimately differ from our estimates. If actual results vary, we adjust these estimates, which could have an effect on earnings in the period of adjustment.

License Revenue: Our license revenue consists of license fees, royalties and milestone payments arising from our agreement with JT and Torii. We receive royalty revenues on sales by JT and Torii of Riona in Japan. We do not have future performance obligations under this license arrangements. We record these royalty revenues based on estimates of the net sales that occurred during the relevant period as license revenue. The relevant period estimate of sales is based on analysis of historical royalties that have been paid to us, adjusted for any changes in facts and circumstances, as appropriate. Differences between actual and estimated royalty revenues are adjusted in the period in which they become known, typically the following quarter.

Disaggregation of Revenue

Currently, our only product is Auryxia, which we commercialize only in the United States. We have no foreign operations; however, we currently generate license revenue based on net sales of Riona by our partner in Japan, as discussed above. License revenue for all periods presented represents royalty revenue generated from our sublicense agreement with JT and Torii.

Significant Judgments

Our revenue reserves, consisting of various discounts and allowances, which are components of variable consideration as discussed above, are considered an area of significant judgment. Additionally, our license revenue in each period, as discussed above, is based on estimates of the net sales of our Japanese partner that occurred during the relevant period. The relevant period estimate of sales is based on analysis of historical royalties that have been paid to us, adjusted for any changes in facts and circumstances, as appropriate, and is considered an area of significant judgment. For these areas of significant judgment, actual amounts may ultimately differ from our estimates and are adjusted in the period in which they become known.

Practical Expedients

Significant financing component: Our accounts receivable arise from product sales and primarily represent amounts due from our wholesale and other third-party distributors. We do not adjust our receivables for the effects of a significant financing component at contract inception if we expect to collect the receivables in one year or less from the time of sale.

Cost to obtain a contract: We recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less or the amount is immaterial.

Sales taxes: Taxes collected from Customers relating to product sales and remitted to governmental authorities, if any, are excluded from revenues.

Our U.S. Auryxia product sales for the three and six months ended June 30, 2018 and 2017 were offset by provisions for allowances and accruals as set forth in the tables below.

(in thousands)	Three months ended June 30, 2018	Percent of gross Auryxia product sales	Three months ended June 30, 2017	Percent of gross Auryxia product sales
Gross Auryxia product sales	$46,821		$26,029
Less provision for product sales allowances and accruals:
Trade allowances	4,957	11%	2,463	9%
Rebates, chargebacks and discounts	16,135	35%	8,784	34%
Product returns	572	1%	346	2%
Other incentives(1)	1,052	2%	320	1%
Total	22,716	49%	11,913	46%
Net U.S. Auryxia product sales	$24,105		$14,116

(1)	Includes co-pay assistance and voucher rebates.

(in thousands)	Six months ended June 30, 2018	Percent of gross Auryxia product sales	Six months ended June 30, 2017	Percent of gross Auryxia product sales
Gross Auryxia product sales	$87,960		$43,983
Less provision for product sales allowances and accruals:
Trade allowances	9,140	10%	4,228	9%
Rebates, chargebacks and discounts	30,928	35%	14,114	32%
Product returns	736	1%	278	1%
Other incentives(1)	2,429	3%	742	2%
Total	43,233	49%	19,362	44%
Net U.S. Auryxia product sales	$44,727		$24,621

(1)	Includes co-pay assistance and voucher rebates.

Basic and Diluted Net Loss Per Common Share

Basic net loss per share is computed by dividing the losses allocable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share does not reflect the effect of shares of common stock to be issued upon the exercise of stock options, as their inclusion would be anti-dilutive.

The following table presents amounts that were excluded from the calculation of diluted net loss per share, due to their anti-dilutive effect:

(in thousands)	June 30, 2018	June 30, 2017
Options to purchase common stock	11,044	12,469
Shares issuable upon conversion of convertible senior notes	35,582	33,422
Shares issuable under Notes Conversion Agreement(1)	4,000	-
	50,626	45,891

(1)	See Note 14 - Strategic Merger with Akebia Therapeutics, Inc.

Concentrations of Credit Risk

We do not have significant off-balance sheet risk or credit risk concentrations. We maintain our cash and cash equivalents with multiple financial institutions. As of June 30, 2018, approximately $2.0 million of our total $49.5 million cash and cash equivalents balance was invested in institutional money market funds. See Note 3 - Fair Value Measurements.

Our accounts receivable, net at June 30, 2018 and December 31, 2017 represent amounts due to us from our Customers. We perform ongoing credit evaluations of our Customers and generally do not require collateral. The following table sets forth Customers who represented 10% or more of our total accounts receivable, net as of June 30, 2018 and December 31, 2017.

	June 30, 2018	December 31, 2017
Fresenius Medical Care Rx	29%	34%
AmerisourceBergen Drug Corporation	20%	20%
Cardinal Health, Inc.	17%	25%
DaVita Rx	16%	-%
McKesson Corporation	14%	17%

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or the FASB, or other standard setting bodies that we adopt as of the specified effective date.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), a comprehensive new standard which amends revenue recognition principles and provides a single set of criteria for revenue recognition among all industries. The new standard provides a five-step framework whereby revenue is recognized when promised goods or services are transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard also requires enhanced disclosures pertaining to revenue recognition in both interim and annual periods. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.

The FASB has subsequently issued amendments to ASU No. 2014-09 that have the same effective date and transition date: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. We adopted these amendments with ASU 2014-09, or collectively, the new revenue standards.

The new revenue standards became effective for us on January 1, 2018 and were adopted using the modified retrospective method. The adoption of the new revenue standards did not have a material impact on our revenue recognition as the majority of our revenues continue to be recognized when the Customer takes control of our product. However, the adoption of the new revenue standards did result in an adjustment to retained earnings (accumulated deficit) as of the adoption date of $0.6 million related to our license revenue and related license expense. See Note 8 - License Agreements for further discussion.

Under the new revenue standards, we recognize revenues when our Customer obtains control of promised goods, in an amount that reflects the consideration which we expect to receive in exchange for those goods. We recognize revenues following the five step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard requires that all lessees recognize the assets and liabilities that arise from leases on the balance sheet and disclose qualitative and quantitative information about its leasing arrangements. The new standard will be effective for us on January 1, 2019 and is required to be applied using a modified retrospective transition approach with application of the new guidance for all periods presented. We are in the process of reviewing contracts with our contract manufacturers to determine whether these agreements contain any potential embedded leases. Although our assessment is not complete, we currently expect the adoption of this guidance to result in the addition of material balances of leased assets and corresponding lease liabilities to our consolidated balance sheets. We do not currently expect a material impact to our consolidated statements of operations as a result of this standard.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard was effective for us on January 1, 2018. The standard did not have a material impact on our consolidated statements of cash flows upon adoption.

NOTE 3 - FAIR VALUE MEASUREMENTS

The following table provides the fair value measurements of applicable financial assets as of June 30, 2018 and December 31, 2017:

	Financial assets at fair value as of June 30, 2018			Financial assets at fair value as of December 31, 2017
(in thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:
Cash equivalents(1)	$2,010	$-	$-	$1,895	$-	$-
Total assets	$2,010	$-	$-	$1,895	$-	$-

(1)

Cash equivalents as of June 30, 2018 and December 31, 2017 consisted of institutional money market funds. The carrying value of our money market funds approximates fair value due to their short-term maturities.

Debt

In October 2015, we issued $125 million in Convertible Senior Notes, due 2020, or the Old Notes, in a private financing to funds managed by Baupost Group Securities, L.L.C., or Baupost. On May 8, 2018, we entered into a Notes Exchange Agreement, or the Notes Exchange Agreement, with funds managed by Baupost pursuant to which, on May 9, 2018, we issued $164.746 million of Convertible Senior Notes due 2021, or the New Notes, to Baupost in exchange for (a) the Old Notes, and (b) an additional investment of $10.0 million in cash. As of December 31, 2017, the fair value of the Old Notes was $155.4 million and, as of June 30, 2018, the fair value of the New Notes was $133.8 million, not including the additional 4.0 million shares that may be issued under the Notes Conversion Agreement, which in each case differs from their carrying value. The fair value of these notes is influenced by our stock price and stock price volatility. See Note 10 - Debt and Note 14 - Strategic Merger with Akebia Therapeutics, Inc. for additional information on our debt obligations.

NOTE 4 - INVENTORY

Inventory consists of the following at June 30, 2018 and December 31, 2017:

(in thousands)	June 30, 2018	December 31, 2017
Raw materials	$1,493	$469
Work in process	43,761	25,160
Finished goods	3,330	3,066
Total inventory	$48,584	$28,695

We wrote off approximately $1.2 million and $0.3 million of inventory that was determined to no longer be suitable for commercial manufacture, which was recorded to cost of goods sold during the three months ended June 30, 2018 and June 30, 2017, respectively, and $5.3 million and $0.3 million during the six months ended June 30, 2018 and June 30, 2017, respectively.

NOTE 5 - OTHER ASSETS

Other current assets

Other current assets consisted of the following at June 30, 2018 and December 31, 2017:

(in thousands)	June 30, 2018	December 31, 2017
Prepaid manufacturing costs	$7,121	$7,646
Prepaid selling, general and administrative expenses	3,616	2,265
Prepaid research and development expenses	1,405	1,288
Total other current assets	$12,142	$11,199

Prepaid manufacturing costs as of June 30, 2018 and December 31, 2017 primarily relate to upfront payments to our contract manufacturers related to 2018 production of inventory.

Other assets, net

Other assets, net consisted of the following at June 30, 2018 and December 31, 2017:

(in thousands)	June 30, 2018	December 31, 2017
Deferred manufacturing costs	$10,433	$7,338
Deposits	1,159	1,099
Long-term prepaid manufacturing costs	1,000	1,000
Deferred registration fees	140	140
Total other long-term assets	$12,732	$9,577

Deferred manufacturing costs as of June 30, 2018 and December 31, 2017 consisted of amounts paid or payable under contract manufacturing agreements, including a $5.0 million milestone related to a facility construction agreement and $2.4 million and $2.3 million in product premiums payable by us to our contract manufacturer at June 30, 2018 and December 31, 2017, respectively. We capitalize certain expenses as deferred costs related to agreements with contract manufacturers in connection with the facility expansion activities. These costs will be capitalized as incurred and will begin to be expensed at such time that we begin to receive product from the newly-constructed or expanded facilities. These costs will be expensed ratably over the relevant supply periods based on anticipated product to be received from the facilities. At June 30, 2018 and December 31, 2017, zero and $7.3 million, respectively, included in deferred manufacturing costs were also recorded as a liability on our consolidated balance sheets as they had not yet been paid.

NOTE 6 - STOCKHOLDERS’ DEFICIT

Change in Stockholders’ Deficit

Total stockholders’ deficit was $41.2 million at June 30, 2018, which is an increase of $27.1 million as compared to stockholders’ deficit at December 31, 2017 of $14.1 million. This increase was primarily attributable to our net loss of approximately $43.4 million for the six months ended June 30, 2018, partially offset by $8.7 million related to stock-based compensation expense, $6.2 million related to the recognition of an additional debt discount recorded in connection with the modification of our senior convertible notes and $0.6 million related to an adjustment to accumulated deficit as of January 1, 2018 upon the adoption of ASU 2014-09. See Note 8 - License Agreements for further discussion related to the adjustment recorded.

NOTE 7 - STOCK-BASED COMPENSATION EXPENSE

Equity Incentive Plans

As of June 30, 2018, a total of 7,768,360 shares were available for the issuance of stock options or other stock-based awards under our stock option and incentive plans.

Stock Options

The following table summarizes stock option activity for the six months ended June 30, 2018:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2017	11,967,815	$6.73
Granted	980,000	4.11
Exercised	(204,521)	3.80
Forfeited or Expired	(1,699,249)	5.85
Outstanding at June 30, 2018	11,044,045	$6.68
Vested and expected to vest at June 30, 2018	8,917,383	$6.93
Exercisable at June 30, 2018	5,809,968	$8.00

Upon the exercise of stock options, we issue new shares of our common stock. As of June 30, 2018, 3,177,500 options issued to employees are unvested, performance-based options.

Restricted Stock

Certain employees and directors have been awarded restricted stock under our equity incentive plans. The time-vesting restricted stock awards vest primarily over a period of three years. The following table summarizes restricted share activity for the six months ended June 30, 2018:

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2017	1,884,297	$6.39
Granted	1,523,650	4.45
Vested	(598,170)	5.62
Forfeited	(487,267)	4.90
Outstanding at June 30, 2018	2,322,510	$5.63

As of June 30, 2018, 310,000 shares of restricted stock issued to employees are unvested, performance-based shares.

Stock-Based Compensation Expense

We incurred $5.0 million and $3.7 million of stock-based compensation expense related to equity incentive grants during the three months ended June 30, 2018 and 2017, respectively, and $8.7 million and $7.3 million during the six months ended June 30, 2018 and 2017, respectively. The following table reflects stock-based compensation expense for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2018	2017	2018	2017
Cost of goods sold	$25	$28	$43	$88
Research and development	570	483	1,312	1,061
Selling, general and administrative	4,377	3,161	7,298	6,187
Total stock-based compensation expense	$4,972	$3,672	$8,653	$7,336

Stock-based compensation costs capitalized as part of inventory were immaterial for the three and six months ended June 30, 2018 and 2017.

The fair value of stock options granted is estimated at the date of grant using the Black-Scholes pricing model. The expected term of options granted is derived from historical data, the expected vesting period and the full contractual term. Expected volatility is based on the historical volatility of our common stock. The risk-free interest rate is based on the U.S. Treasury Yield for a period consistent with the expected term of the option in effect at the time of the grant. We have assumed no expected dividend yield, as dividends have never been paid to stock or option holders and will not be paid for the foreseeable future.

The weighted average grant date fair value of stock options granted during the three months ended June 30, 2018 and 2017 was $2.42 and $4.65 per share, respectively, and during the six months ended June 30, 2018 and 2017 was $2.87 and $3.86 per share, respectively. We use historical information to estimate forfeitures of stock-based awards. As of June 30, 2018, there was $9.2 million and $8.1 million of total unrecognized compensation cost related to non-vested stock options and restricted stock, respectively, which is expected to be recognized over weighted-average periods of 2.2 years and 1.9 years, respectively. These amounts do not include 3,177,500 unvested options and 310,000 shares of unvested restricted stock as of June 30, 2018 which are performance-based and vest upon achievement of certain corporate milestones. Stock-based compensation for these awards will be measured and recorded if and when it is probable that the milestone will be achieved.

NOTE 8 - LICENSE AGREEMENTS

In November 2005, we entered into a license agreement with Panion & BF Biotech, Inc., or Panion. Under the license agreement, we acquired the exclusive worldwide rights, excluding certain Asian-Pacific countries, for the development and marketing of ferric citrate. To date, we have paid an aggregate of $11.6 million of milestone payments to Panion. In addition, Panion is eligible to receive royalty payments based on a mid-single digit percentage of net sales of ferric citrate.

In September 2007, we entered into a Sublicense Agreement with JT and Torii, under which JT and Torii obtained the exclusive sublicense rights for the development and commercialization of ferric citrate in Japan, which is being marketing in the United States under the trade name Auryxia. JT and Torii are responsible for the future development and commercialization costs in Japan. Effective as of June 8, 2009, we entered into an Amended and Restated Sublicense Agreement with JT and Torii, which, among other things, provided for the elimination of all significant on-going obligations under the Sublicense Agreement.

In January 2013, JT and Torii filed its new drug application with the Japanese Ministry of Health, Labour and Welfare for marketing approval of ferric citrate in Japan for the treatment of hyperphosphatemia in patients with CKD.

In January 2014, JT and Torii received manufacturing and marketing approval of ferric citrate from the Japanese Ministry of Health, Labour and Welfare. Ferric citrate, launched in May 2014 and is being marketed in Japan by Torii, under the brand name Riona, and is indicated as an oral treatment for the improvement of hyperphosphatemia in patients with CKD. We receive royalty payments based on a tiered double-digit percentage of net sales of Riona in Japan escalating up to the mid-teens, as well as up to an additional $55.0 million upon the achievement of certain annual net sales milestones.

We assessed the sublicense agreement in accordance with ASU 2014-09 and concluded that the contract counterparties, JT and Torii, are a customer. As of the adoption date of January 1, 2018, the sublicense represents our only open contract with a customer. The primary performance obligation identified in the contract is the sublicense to JT and Torii for the right to develop and commercialize ferric citrate in the licensed territory, Japan. Other potential performance obligations identified were either completed before the adoption date or did not meet the definition of a performance obligation, for instance because they were not capable of being distinct within the context of the contract, and therefore were not required to be accounted for separately.

In determining the transaction price associated with the sublicense, we considered the initial license fee as well as any development-based milestones, manufacturing fee revenue, and sales-based royalties and milestones that were included in the arrangement. The performance obligations related to the initial license fee, development-based milestones and manufacturing fee revenue were all completed and the relevant consideration was received prior to the adoption of the new standards. As a result, we determined that the remaining consideration that may be payable to us under the terms of the sublicense agreement are either quarterly royalties on net sales or payments due upon the achievement of sales-based milestones. In accordance with the standards, elements of consideration subject to a sales or usage-based royalty exception do not need to be estimated at the time of adoption and should be recognized when the subsequent sale or usage occurs. As a result, as of January 1, 2018, we began recognizing license revenue based on our estimate of net sales of Riona in Japan in the quarter in which the underlying net sales occur. This differs from our historical practice of recognizing license revenue one quarter in arrears once a net sales report was received from JT and Torii. As a result of this change in timing of revenue recognition for license revenue, we recorded an adjustment of $0.6 million to retained earnings (accumulated deficit) as of the adoption date, representing the net impact to our statement of operations of the license revenue and related license expense based on net sales of Riona in Japan during the fourth quarter of 2017.

As discussed above and in accordance with our revenue recognition policy, royalty revenues are estimated in the quarter that JT and Torii recognize net sales of Riona in Japan. Any difference between the estimated license revenue and actual revenue is recorded as an adjustment in the following reporting period. For the three months ended June 30, 2018 and 2017, we recorded $1.6 million and $1.0 million, respectively, in license revenue related to royalties earned on net sales of Riona in Japan. For the six months ended June 30, 2018 and 2017, we recorded $2.8 million and $2.3 million, respectively, in license revenue related to royalties earned on net sales of Riona in Japan. We record the associated mid-single digit percentage of net sales royalty expense due Panion, the licensor of ferric citrate, in the same period as the royalty revenue from JT and Torii is recorded. For the three months ended June 30, 2018 and 2017, we recorded $1.0 million and $0.6 million, respectively, in license expense related to royalties due to the licensor of ferric citrate relating to sales of Riona in Japan. For the six months ended June 30, 2018 and 2017, we recorded $1.7 million and $1.4 million, respectively, in license expense related to royalties due to the licensor of ferric citrate relating to sales of Riona in Japan.

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of the following at June 30, 2018 and December 31, 2017:

(in thousands)	June 30, 2018	December 31, 2017
Commercial rebates and fees	$21,056	$16,362
Accounts payable	17,582	6,474
Professional, license, and other fees and expenses	9,252	5,257
Accrued compensation and related liabilities	5,994	7,504
Accrued manufacturing expenses	763	9,434
Total accounts payable and accrued expenses	$54,647	$45,031

NOTE 10 - DEBT

In October 2015, we completed the sale of $125 million of the Old Notes, in a private placement, or the Private Placement, to funds managed by Baupost pursuant to a Notes Purchase Agreement dated October 14, 2015. The Old Notes were issued under an Indenture, or the Indenture, dated as of October 15, 2015, with The Bank of New York Mellon Trust Company, N.A. as trustee, or the Trustee. The Indenture subjected us to certain financial and business covenants and contained restrictions on the payments of cash dividends.

The Indenture contained customary terms and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving us) occured and was continuing, the Trustee by notice to us, or the holders of at least 25% in aggregate principal amount of the outstanding Old Notes by written notice to us and the Trustee, could have declared 100% of the principal on all of the Old Notes to be due and payable. Upon such a declaration of acceleration, such principal would be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving us, 100% of the principal on all of the Old Notes would have become due and payable automatically.

Further, in connection with the Private Placement, we entered into a Registration Rights Agreement with the purchasers of the Old Notes, or the Registration Rights Agreement, pursuant to which we agreed to (i) file a registration statement, or the Resale Registration Statement, with the Securities and Exchange Commission, or SEC, covering the resale of the Old Notes and the underlying common stock into which the Old Notes were convertible upon the written request of Baupost, and (ii) use commercially reasonable efforts, subject to receipt of necessary information from all the purchasers of the Old Notes, to cause the SEC to declare the Resale Registration Statement effective. Further, the Registration Rights Agreement permitted Baupost to demand from time to time that we file a shelf Registration Statement pursuant to Rule 415 of the Securities Act from which any number of shelf takedowns could be conducted upon written request from Baupost. Finally, the Registration Rights Agreement afforded Baupost certain piggyback registration rights.

The Old Notes were convertible at the option of Baupost at an initial conversion rate of 267.3797 shares of our common stock per $1,000 principal amount, equal to a conversion price of $3.74 per share, which represented the last reported sale price of our stock on October 14, 2015. The conversion rate was subject to adjustment from time to time upon the occurrence of certain events. Further, upon the occurrence of certain fundamental changes involving us, Baupost could have required us to repurchase for cash all or part of their Old Notes at a repurchase price equal to 100% of the principal amount of the Old Notes to be repurchased.

At issuance, a portion of the Old Notes was contingently convertible into cash if our stockholders did not approve an increase in the number of authorized shares of our common stock by July 1, 2016. In accordance with accounting guidance for debt with a conversion option, we separated the conversion option from the debt instrument and accounted for it separately as a derivative liability, due to the Old Notes initially being partially convertible to cash at the option of Baupost. We allocated the proceeds between the debt component and the embedded conversion option (the derivative) by performing a valuation of the derivative as of the transaction date, which was determined based on the difference between the fair value of the Old Notes with the conversion option and the fair value of the Old Notes without the conversion option. The fair value of the derivative liability was recognized as a debt discount and the carrying amount of the Old Notes represented the difference between the proceeds from the issuance of the Old Notes and the fair value of the derivative liability on the date of issuance. The excess of the principal amount of the debt component over its carrying amount, or debt discount, was amortized to interest expense using the effective interest method over the expected life of the debt.

Following our 2016 Annual Meeting of Stockholders held on May 25, 2016, we filed a certificate of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of our common stock to allow for the full conversion of the Old Notes into our common stock. On April 10, 2017, we entered into the First Supplemental Indenture, or the First Supplement, to the Indenture. Under the terms of the First Supplement, the Old Notes issued under the Indenture were not convertible by the holders thereof until on or after June 8, 2017, except in connection with a “fundamental change” as defined in the Indenture. After June 8, 2017, the Old Notes were convertible entirely into shares of our common stock or cash depending upon the number of shares of our common stock authorized at the time of such conversion. At our 2017 Annual Meeting of Stockholders held on June 8, 2017, our stockholders ratified the filing and effectiveness of the certificate of amendment to our certificate of incorporation filed in May 2016. In addition, at the meeting our stockholders also approved a separate amendment to our certificate of incorporation to increase the number of authorized shares of our common stock to 230,000,000 shares. As a result, the full amount of the Old Notes was convertible into shares of our common stock.

In accordance with accounting guidance for debt modifications and exchanges, we assessed the terms of the First Supplement and determined that it resulted in a modification. During the three months ended June 30, 2017, we separated the conversion option from the debt instrument and accounted for it separately as a derivative liability, due to the Old Notes being contingently convertible to cash at the option of Baupost per the terms of the First Supplement. We allocated the proceeds between the debt component and the embedded conversion option (the derivative) by performing a valuation of the derivative as of the date of the First Supplement, which was determined based on the difference between the fair value of the Old Notes with the conversion option and the fair value of the Old Notes without the conversion option. The fair value of the derivative liability was recognized as a debt discount and the carrying amount of the Old Notes represented the difference between the principal amount of the Old Notes and the fair value of the derivative liability on the date of the First Supplement. The excess of the principal amount of the debt component over its carrying amount, or debt discount, was amortized to interest expense using the effective interest method over the expected life of the debt. We determined the expected life of the debt was equal to the period through June 8, 2017, as this represented the point at which the Old Notes were contingently convertible into cash.

On May 8, 2018, we entered into a Notes Exchange Agreement with funds managed by Baupost pursuant to which, on May 9, 2018, we issued $164.746 million of the New Notes to Baupost in exchange for (a) the Old Notes and (b) an additional investment of $10.0 million in cash.

The New Notes were issued under an Indenture dated as of May 9, 2018, with The Bank of New York Mellon Trust Company, N.A. as Trustee, or the New Indenture. Under the terms of the New Indenture, the New Notes may be converted into shares of our common stock at the discretion of Baupost, at an initial conversion rate of 215.983 shares per $1,000 principal amount of New Notes, which represents an initial conversion price of $4.63 based on the per share closing price of our common stock the day before entering into the Notes Exchange Agreement. The principal amount of the New Notes initially converts into a total amount of shares of our common stock approximately equal to the 33.4 million shares into which the Old Notes were convertible plus an additional approximately 2.2 million shares in consideration of the additional cash investment. The conversion price of the New Notes is subject to adjustment based on the occurrence of certain events as set forth in the New Indenture. Further, the New Indenture subjects us to certain financial and business covenants. The New Indenture also allows us to secure up to a $40.0 million asset-based credit facility. For a discussion of the credit facility we entered into with Silicon Valley Bank in July 2018, see Note 15 - Subsequent Events.

In connection with the issuance of the New Notes, on May 9, 2018, we entered into a Registration Rights Agreement with Baupost, or the New Registration Rights Agreement, on substantially similar terms as the Registration Rights Agreement entered into in connection with the Old Notes, pursuant to which we agreed to (i) file a registration statement (the “Resale Registration Statement”) with the SEC covering the resale of the New Notes and the underlying shares of our common stock upon the written request of Baupost and (ii) use commercially reasonable efforts, subject to the receipt of necessary information from all the purchasers of the New Notes, to cause the SEC to declare the Resale Registration Statement effective. Further, the New Registration Rights Agreement permits Baupost to demand from time to time that we file a shelf Registration Statement pursuant to Rule 415 of the Securities Act, from which any number of shelf takedowns may be conducted upon written request from Baupost. In addition, the New Registration Rights Agreement affords Baupost certain piggyback registration rights. Under the Registration Rights Agreement, Baupost also retains its existing right to appoint one individual to our Board of Directors for so long as Baupost beneficially owns twenty percent (20%) or more of our outstanding common stock and to a board observer for so long as Baupost beneficially owns ten percent (10%) or more of our outstanding common stock.

In connection with the issuance of the New Notes, (i) the Notes Purchase Agreement dated as of October 14, 2015 and the Registration Rights Agreement dated as of October 15, 2015, each between us and Baupost were each terminated pursuant to the Notes Exchange Agreement and (ii) the Indenture dated as of October 15, 2015, between us and the Trustee was discharged in connection with the cancellation of the Old Notes.

In accordance with accounting guidance for debt modifications and exchanges, we assessed the terms of the Notes Exchange Agreement and New Indenture and determined that they resulted in a modification of our then-existing convertible senior notes. During the three months ended June 30, 2018, we recognized a debt discount of approximately $36.0 million in connection with the modification. The excess of the principal amount of the New Notes over its carrying amount, or debt discount, will be amortized to interest expense using the effective interest method over the expected life of the debt. At issuance of the New Notes, we determined the expected life was equal to the period through the maturity date of the New Notes, or October 2021.

In the three and six months ended June 30, 2018 and 2017, $1.3 million and $63.0 million, respectively, of interest expense was recognized related to these notes. As of June 30, 2018 and December 31, 2017, the carrying value of these notes was $130.1 million and $125.0 million, respectively, and the fair value of the Notes was $133.8 million and $155.4 million, respectively.

See Note 14 - Strategic Merger with Akebia Therapeutics, Inc. for additional information with respect to the New Notes, and the conversion thereof, related to the Merger.

NOTE 11 - INCOME TAXES

In December 2017, H.R.1, known as the Tax Cuts and Jobs Act, was signed into law. The Tax Cuts and Jobs Act, among other items, reduced the corporate income tax rate from 35% to 21%, effective January 1, 2018. Our deferred tax assets, net of deferred tax liabilities, represent expected corporate tax benefits anticipated to be realized in the future. The reduction in the federal corporate tax rate reduces these benefits.

We have evaluated the impact of the Tax Cuts and Jobs Act and determined that any net operating losses generated subsequent to January 1, 2018 are able to be used indefinitely, and as a result, we generated sufficient net operating losses in the six months ended June 30, 2018 to fully offset the net deferred tax liability that was recorded on our consolidated balance sheets. This results in a reduction in our net deferred tax liability of $0.6 million in the first quarter of 2018 and a corresponding $0.6 million income tax benefit.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including current and historical results of operations, future income projections and the overall prospects of our business. Based upon management’s assessment of all available evidence, we believe that it is more-likely-than-not that the deferred tax assets will not be realizable; and therefore, a full valuation allowance is established.

NOTE 12 - OTHER INCOME (EXPENSE), NET

The components of other income (expense), net are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2018	2017	2018	2017
Interest income	$179	$118	$380	$235
Other income (expense)	(230)	(5)	(209)	(8)
Fair value adjustment to derivative liability	-	225	-	225
Total other income (expense), net	$(51)	$338	$171	$452

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2018, our contractual obligations and commitments primarily consist of our obligations under non-cancelable leases, the New Notes and various agreements with third parties, including selling, general and administrative, research and development and manufacturing agreements.

Contingencies

We accrue a liability for legal contingencies when we believe that it is both probable that a liability has been incurred and that we can reasonably estimate the amount of the loss. We review these accruals and adjust them to reflect the best information available at the time. To the extent new information is obtained and our views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in our accrued liabilities would be recorded in the period in which such determination is made. For the matters referenced below, a liability is not probable or the amount cannot be reasonably estimated and, therefore, an accrual has not been made. In addition, in accordance with the relevant authoritative guidance, for any matters in which the likelihood of material loss is at least reasonably possible, we will provide disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, we will provide disclosure to that effect. We expense legal costs as they are incurred.

Four purported class action lawsuits have been filed against us and certain of our current and former officers (Gregory P. Madison, Scott A. Holmes, Ron Bentsur, and James Oliviero). Three of these actions were filed in the U.S. District Court for the Southern District of New York, captioned respectively Terrell Jackson v. Keryx Biopharmaceuticals, Inc., et al., No. 1:16-cv-06131, filed on August 2, 2016, Richard J. Erickson v. Keryx Biopharmaceuticals, Inc., et al. No. 1:16-cv-06218, filed on August 4, 2016, and Richard King v. Keryx Biopharmaceuticals, Inc., et al., No. 1:16-cv-06233, filed on August 5, 2016. The Jackson complaint purports to be brought on behalf of stockholders who purchased our common stock between February 25, 2016 and August 1, 2016, the Erickson complaint purports to be brought on behalf of stockholders who purchased our common stock between March 2, 2016 and July 29, 2016, and the King complaint purports to be brought on behalf of stockholders who purchased our common stock between February 25, 2016 and July 29, 2016. On August 26, 2016, the fourth complaint, captioned Tim Karth v. Keryx Biopharmaceuticals, Inc., et al., No. 1:16-cv-11745, was filed in the U.S. District Court for the District of Massachusetts, which complaint was subsequently amended. The Karth complaint purports to be brought on behalf of stockholders who purchased our common stock between May 8, 2013 and August 1, 2016. The Jackson, Erickson and King matters were transferred to the U.S. District Court for the District of Massachusetts on April 5, 2017 and subsequently consolidated with the Karth action. Each complaint generally alleges that we and certain of our current and former officers violated Sections 10(b) and/or 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements concerning us and our business operations and future prospects in light of the August 1, 2016 announcement of an interruption in our supply of Auryxia. By order dated July 19, 2018, the Court granted in part and denied in part Defendants’ motion to dismiss the complaint. On August 2, 2018, Defendants filed an answer to the complaint and a motion for partial reconsideration of the Court’s July 19, 2018 order. Two stockholder derivative complaints were also filed on December 16, 2016 against us and certain of our current and former officers (Gregory P. Madison, Scott A. Holmes, Ron Bentsur and James Oliviero), certain of our current directors (Kevin J. Cameron, Daniel P. Regan, Steven C. Gilman and Michael Rogers ) and our former directors (Michael P. Tarnok, Joseph Feczko, Jack Kaye Wyche Fowler, Jr. and John P. Butler), in the Superior Court of Massachusetts, one captioned Venkat Vara Prasad Malledi v. Keryx Biopharmaceuticals, Inc., et al., No. 16-3865 and one captioned James Anderson v. Keryx Biopharmaceuticals, Inc., et al., No. 16-3866. Each of these two complaints generally allege that the individual defendants breached their fiduciary duties owed to us, unjustly enriched themselves by their actions, abused their control positions with us, mismanaged us and wasted corporate assets since July 31, 2013 in light of our August 1, 2016 announcement by us of an interruption in the supply of our product Auryxia. On June 27, 2017, the Superior Court granted the parties' motion to consolidate and stay the derivative litigations. All of the complaints seek unspecified damages, interest, attorneys’ fees, and other costs. We deny any allegations of wrongdoing and intend to vigorously defend against these lawsuits. There is no assurance, however, that we or the other defendants will be successful in our defense of either of these lawsuits or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of these actions. Moreover, we are unable to predict the outcome or reasonably estimate a range of possible losses at this time. A resolution of these lawsuits adverse to us or the other defendants, however, could have a material effect on our financial position and results of operations in the period in which the particular lawsuit is resolved.

NOTE 14 - STRATEGIC MERGER WITH AKEBIA THERAPEUTICS, INC.

Agreement and Plan of Merger

On June 28, 2018, we entered into an agreement and plan of merger, or the Merger Agreement, with Akebia and Merger Sub, pursuant to which we will combine our respective businesses through the merger of Merger Sub with and into us, with our Company continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Akebia. The Merger Agreement has been approved by our Board of Directors and the board of directors of Akebia.

At the effective time of the Merger, (i) each share of our common stock issued and outstanding immediately prior to the effective time of the Merger (other than the shares that are held by Akebia, Merger Sub, any subsidiary of Akebia or us, or held by us as treasury shares) will be converted into and become 0.37433 fully paid and non-assessable shares of common stock of Akebia, $0.00001 par value per share, each, an Akebia Share, such that the pre-Merger stockholders of us and Akebia will each own approximately 50% of the voting power of the combined company upon the closing of the Merger, which we refer to as the Combined Company, based on each of the companies’ fully diluted market capitalizations as of signing and before taking into account the 4.0 million additional shares issuable to Baupost described below.

The Merger Agreement provides that, at the effective time of the Merger, each of our outstanding restricted shares issued under our equity incentive plans, which we refer to as Restricted Shares, other than those Restricted Shares that accelerate or lapse as a result of the Merger, will be canceled and converted into restricted stock unit awards of Akebia, the number of which will be adjusted in accordance with the terms of the Merger Agreement. Each of those Restricted Shares whose restrictions (including vesting) accelerate or lapse as a result of the Merger, will be canceled and converted into the right to receive 0.37433 Akebia Shares. In addition, each outstanding and unexercised option to acquire shares of our common stock granted under our equity incentive plans will be canceled and converted into an option to acquire Akebia Shares, with the number of shares and exercise price adjusted for the exchange ratio in accordance with the terms of the Merger Agreement.

The Combined Company is expected to have a board of directors consisting initially of nine directors, comprised of: (i) four directors designated by the current board of directors of Akebia, each of whom will be a director of Akebia immediately prior to the date of the Merger Agreement (and who will be reasonably acceptable to us), referred to as the Akebia Directors; (ii) four directors designated by our current Board of Directors, each of whom will be a director of ours immediately prior to the date of the Merger Agreement (and who will be reasonably acceptable to Akebia), referred to as the Keryx Directors; and (iii) one additional director to be designated by our Board of Directors, who will serve as the chairperson and be reasonably acceptable to Akebia, referred to as the Additional Director. Alternatively, the Keryx Directors may choose to select the chairperson from amongst the Keryx Directors, who will be reasonably acceptable to Akebia, and in such an event such Keryx Director will serve as chairperson and the Akebia Directors and the Keryx Directors will select the Additional Director, who will be a person not on either the board of directors of Akebia or our Board of Directors as of the date of the Merger Agreement.

We and Akebia each made certain representations and warranties, and agreed to certain covenants, in the Merger Agreement, including covenants by Akebia and us to conduct the respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to refrain from taking certain actions specified in the Merger Agreement and to use reasonable best efforts to cause the conditions of the Merger to be satisfied.

The consummation of the Merger is subject to customary closing conditions, including: (i) approval of the issuance of Akebia Shares in connection with the Merger by the affirmative vote of the majority of Akebia Shares cast at the Akebia shareholders’ meeting in favor of the issuance of Akebia Shares in connection with the Merger; (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Keryx common stock entitled to vote thereon; (iii) the absence of any adverse law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, restrains or makes illegal the consummation of the Merger; (iv) the Akebia Shares to be issued in the Merger being approved for listing on the Nasdaq Global Market; (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other material government approvals; (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of us and Akebia contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; and (vii) the absence of a material adverse effect with respect to each of us and Akebia. Akebia’s obligation to consummate the Merger is also subject to the conversion of the New Notes into shares of our common stock before the closing of the Merger pursuant to the Notes Conversion Agreement described below. We expect the Merger will be completed in the second half of 2018.

The Merger Agreement contains certain termination rights for both us and Akebia, including for the failure to consummate the Merger by December 28, 2018, the enactment, promulgation or issuance of any injunction, order or ruling which has become final and non-appealable and makes the consummation of the Merger illegal or otherwise prohibits consummation of the Merger, failure of either our stockholders or Akebia’s stockholders to approve the Merger and related transactions, or breaches of representations, warranties or covenants by a party that result in the failure of certain conditions to closing being satisfied. In addition, each of us and Akebia have the right to terminate the Merger Agreement in order to enter into a “Superior Proposal” (as defined in the Merger Agreement). Upon termination of the Merger Agreement under certain specified circumstances Akebia or we may be required to pay the other party a termination fee of $22.0 million.

Notes Conversion Transactions

In connection with the Merger, we entered into a Notes Conversion Agreement, or the Conversion Agreement, with Baupost and, with respect to certain sections only, Akebia. Pursuant to the terms of the Conversion Agreement, Baupost has agreed to convert the New Notes into the 35.6 million shares of our common stock into which the New Notes are currently convertible, immediately prior to the effective time of the Merger, conditioned upon our issuance to Baupost of an additional 4.0 million shares of our common stock.

NOTE 15 - SUBSEQUENT EVENTS

Entry Into A Material Definitive Agreement

On July 18, 2018, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, pursuant to which SVB made a revolving line of credit available to us in an aggregate amount of up to $40.0 million, or the Revolving Loan Facility. Availability under the Revolving Loan Facility is subject to a borrowing base comprised of eligible receivables and eligible inventory as set forth in the Loan and Security Agreement. Proceeds from the revolving line of credit may be used for working capital and general business purposes. The Revolving Loan Facility is secured by substantially all of our personal property other than intellectual property. The Revolving Loan Facility restricts our ability to grant any interest in our intellectual property other than certain permitted licenses and permitted encumbrances set forth in the Revolving Loan Facility.

The principal amount outstanding under the revolving line bears interest at a floating rate per annum equal to the greater of (i) 2.0% above the “prime rate,” as reported in The Wall Street Journal and (ii) 6.75%, which interest is payable monthly. Principal amounts borrowed under the revolving line of credit may be repaid and, prior to the maturity date, re-borrowed, subject to the terms and conditions set forth in the Revolving Loan Facility. The Revolving Loan Facility will mature on the date that is two years after the effective date of the Loan and Security Agreement. Upon entry into the Loan and Security Agreement (payable in installments and subject to certain conditions), and at the one year anniversary thereof, we must pay to SVB a fee equal to 1.00% of the Revolving Loan Facility. We are also required to pay on a quarterly basis a fee equal to 0.25% per annum of the average unused portion of the revolving line. We must pay a termination fee of 2.00% of the Revolving Loan Facility, if the revolving line is terminated prior to the maturity date, subject to certain exceptions.